
10011004


HCSB

HCSB FINANCIAL CORPORATION

Loris, South Carolina


SEC MAIL
RECEIVED
PROCESSING
MAR 24 2010
WASH., D.C.
200
SECTION

Annual Report
2009

HCSB FINANCIAL CORPORATION



HORRY COUNTY STATE BANK

Loris, South Carolina

Annual Report

2009

www.hcsbaccess.com

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Contents

Headquarters

3640 Ralph Ellis Boulevard
Loris, South Carolina 29569
(843) 756-4272

Mailing Address:
Post Office Box 218
Loris, South Carolina 29569

Certain statements in this annual report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to the future plans and expectations, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Please see our annual report filed on Form 10-K for further discussion of these risks.

HCSB Financial Corporation will furnish, free of charge, copies of the Annual Report and the Company's Report to the Securities and Exchange Commission (Form 10-K) upon written request to James R. Clarkson, President and C.E.O., HCSB Financial Corporation, Post Office Box 218, Loris, South Carolina 29569.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

MESSAGE TO SHAREHOLDERS

The year 2009 proved to be the most tumultuous year for our nation's financial system since the 1930's. It was marked by a stagnant economy, a real estate market that continued to sag, the near collapse of two of America's largest automobile manufacturers, rising unemployment that reached double digits, over 100 bank failures nationwide and a general demise in public confidence that resulted from these factors.

The local economy in which Horry County State Bank operates suffered through many of these same turmoils as our real estate market dipped substantially in activity and values, especially in the areas of condominiums and single family residential developments. The influx of new residents into our communities slowed dramatically as many of those who would have normally moved here were unable to sell their homes elsewhere and thus not able to reinvest in new residences here.

Rising unemployment across our country caused many tourists to either cancel vacations to our beaches or to shorten their stays from full weeks to oftentimes three or four days. It also had a negative impact on our golf industry as many Americans simply began looking in earnest last year for ways to reduce spending. As a result of all of this, our local unemployment rates also climbed into the double digits.

Going into 2009 the single most negative impact to Horry County State Bank was the adverse effect of low interest rates on our bank's net interest margin, which serves as our primary source of revenue. With drastic setbacks experienced in the real estate market and the resulting impacts on many businesses and individuals in our marketplace, however, credit quality issues rapidly became our bank's primary concern.

As with virtually every bank in America, the rates of delinquencies and defaults rose to an all-time high, as did our inventory of foreclosed property. These situations were not restricted to a single community within our market, but rather to our entire trade area. Likewise, those who encountered financial difficulties included people of a variety of income brackets, and some were customers with long standing successful track records. And as a result, we found it necessary to substantially increase our Reserve for Loan Losses, which resulted in a net loss of $1.35 million, the first loss we had incurred since our bank's opening year in 1988.

In the midst of an abnormal year, however, there were some very bright spots for HCSB. We did utilize the TARP Capital Purchase Program afforded to us by the U.S. Treasury to bolster our capital position during the first quarter of 2009. This enabled us to take advantage of a number of excellent opportunities to attract some well-seasoned, prime customer relationships from some of our competitors who were forced to reduce their loan portfolios and turn away customers. In so doing, we were able to increase our outstanding loans by 14.0% to $484.1 million from 2008, with most of this growth occurring during the first half of 2009. Total assets also increased during the year to close at $759.6 million, which represents a 17.9% increase from the prior year.

MESSAGE TO SHAREHOLDERS – *continued*

Our deposits increased by 19.3% during 2009 to a level of $578.3 million. According to a report prepared annually by the Federal Deposit Insurance Corporation, as of June 30, 2009, HCSB had risen to No. 3 in market share of deposits held in banks in Horry County, and we had the largest growth in deposits of any bank in the county during the twelve months ended June 30, 2009. In fact, of the banks with the five largest deposit share ratios in Horry County, only HCSB realized an increase in deposit market share during this period.

Perhaps the most significant claim that we are able to continue to make at HCSB is that our bank still meets the regulatory requirements to be considered a "well-capitalized" bank. During these depressed economic times in which we are currently experiencing, capital is indeed "King" in the banking industry as it serves as a source of strength for endurance and future growth.

Although we fully expect the year 2010 to largely be a continuation of the economic conditions that prevailed in 2009, we believe we have definite reasons for optimism for HCSB. We continue to operate in a market that is the most desirable for people who desire to relocate specifically to South Carolina or generally along the Atlantic coast. Many folks in the Carolinas, Tennessee and Virginia will still make every effort to afford some family vacation time at our beaches because the cost is significantly less than most other vacation attractions. And, too, we have performed a very in depth review of our expenses and determined that while some reductions may be difficult and unpleasant to initiate, we can and already have made the decisions to get our bank to a much leaner operational position in 2010.

I have no doubt that our significant growth in market share of deposits of late was no accident. We have a group of outstanding employees, and we are working diligently to provide financial services of the highest quality in our trade area. With the solid factors of capital and employees on our side, we intend to bounce back and accomplish great things as we go forward. Our local area has endured previous downturns in the economy in agriculture, tourism and development before, and we always seem to come back stronger than ever. While this downturn may be more significant than most others, we still have the underlying components to bring us back, and at HCSB we believe we have learned some valuable lessons to better position us in the future.

On behalf of our Board of Directors and employees, I thank you for your continued trust and support, and I encourage you to come "Bank with Me" at HCSB!

Most Respectfully,



James R. Clarkson
President & CEO

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Ten Year History

(Dollars in thousands)

Year	Assets	Deposits	Loans (net)	Capital	Earnings
2000	$ 143,718	$ 123,500	$ 90,300	$ 9,781	$ 1,037
2001	148,651	120,073	116,596	10,895	996
2002	211,598	164,161	161,381	19,850	1,161
2003	269,714	209,931	190,055	21,509	1,568
2004	296,807	222,389	210,649	23,454	2,055
2005	331,662	254,137	232,509	25,303	2,408
2006	359,357	275,151	251,849	28,350	2,805
2007	438,353	340,851	348,671	30,983	2,040
2008	644,347	484,751	424,622	34,450	2,244
2009	759,649	578,292	484,127	45,072	(1,348)

Selected Financial Data

The following table sets forth certain selected financial data concerning the Company. The selected financial data has been derived from the financial statements. This information should be read in conjunction with the financial statements of the Company, including the accompanying notes, included elsewhere herein.

Year Ended December 31,	**2009**	**2008**	**2007**	**2006**	**2005**
(Dollars in thousands, except per share)					
Financial Condition:					
Investment securities, available for sale	$ 169,463	$ 166,992	$ 49,609	$ 50,830	$ 38,233
Allowance for loan losses	7,525	4,416	3,535	2,718	2,569
Net loans	484,127	424,622	348,671	251,849	232,509
Premises and equipment, net	24,152	19,056	16,051	16,139	11,681
Total assets	759,649	644,347	438,353	359,537	331,662
Noninterest-bearing deposits	31,661	31,285	32,407	26,428	25,418
Interest-bearing deposits	546,631	453,466	308,444	248,723	228,719
Total deposits	578,292	484,751	340,851	275,151	254,137
Advances from the Federal Home Loan Bank	118,800	92,000	52,300	43,390	43,390
Total liabilities	714,577	609,897	407,370	331,187	306,359
Total shareholders' equity	45,072	34,450	30,983	28,350	25,303
Results of Operations:					
Interest income	$ 34,101	$ 31,139	$ 28,536	$ 23,680	$ 19,164
Interest expense	15,593	14,537	14,252	11,114	7,456
Net interest income	18,508	16,602	14,284	12,566	11,708
Provision for loan losses	10,361	1,754	985	770	1,070
Net interest income after provision for loan losses	8,147	14,848	13,299	11,796	10,638
Other income	7,563	3,586	2,696	2,604	1,931
Other expense	17,898	15,086	12,903	10,308	8,903
Income before income taxes	(2,188)	3,410	3,092	4,092	3,666
Income tax expense	(840)	1,166	1,052	1,287	1,258
Net income	**$ (1,348)**	**$ 2,244**	**$ 2,040**	**$ 2,805**	**$ 2,408**
Per Share Data [1]:					
Net income – basic	$ (0.44)	$ 0.59	$ 0.53	$ 0.75	$ 0.64
Period end book value	$ 11.90	$ 9.09	$ 8.17	$ 7.47	$ 6.66

[1] Adjusted for 5% stock dividends declared in February 2001, February 2002 and February 2003, and the 7.5% stock dividend declared in January 2004. Adjustments have also been made for the 3% stock dividends declared in January 2005, January 2006, February 2008 and January 2009, as well as the two-for-one stock split in the form of a 100% stock dividend declared in January 2007. There was no stock dividend declared in January 2010.

Description of Company's Business

HCSB Financial Corporation (the Company) was incorporated on June 10, 1999 to become a holding company for Horry County State Bank. The Company's only significant asset is its wholly owned subsidiary, Horry County State Bank (the Bank). The Bank is a state-chartered bank incorporated on December 18, 1987 and located at 5201 Broad Street, Loris, South Carolina. The Company's primary market includes Horry County in South Carolina and Columbus and Brunswick Counties in North Carolina. From its 14 branch locations, the Company offers a full range of deposit services, including checking accounts, savings accounts, certificates of deposit, money market accounts, and IRAs, as well as a broad range of non-deposit investment services.

The Company is primarily engaged in the business of attracting deposits from the general public and using these deposits together with other funds to make agricultural, commercial, consumer, and real estate loans. The Company's operating results depend to a substantial extent on the difference between interest and fees earned on loans and investments and the Company's interest expense, consisting principally of interest paid on deposits and borrowings. Unlike most industrial companies, virtually all of the assets and liabilities of financial institutions are monetary. As a result, interest rates have a greater effect on the financial institution's performance. In addition to competing with other traditional financial institutions, the Company also competes for checking and savings dollars with nontraditional financial intermediaries, such as mutual funds, as well as with investment opportunities available via the internet. This has resulted in a highly competitive market area. The Company attempts to compete in this highly competitive market by focusing on providing the highest quality of personal service and attention to its customers.

In 1995, the Company opened its first branch office in the Mt. Olive community of Horry County and has since expanded its branch network to 14 banking offices located throughout Horry County, as well as an Operations Center in Loris, South Carolina which houses the Company's support services. This expansion of its branch system has enabled the Company to more effectively compete for deposits and loans. By expanding into different communities, the Company has been able to substantially diversify its market place from one of a predominantly agricultural flavor to one which blends residential developments of retirees and others, tourism, major employment areas, central county government and the market's most active overall growth areas. In so doing, the Company has reduced considerably the seasonality in its loan portfolio. At the same time the coastal markets have proven to offer primarily commercial real estate lending opportunities, and commercial real estate has been significantly adversely impacted by the current economic recession.

During the year 2009, the Company completed the construction of its permanent branch location in the Ocean Drive section of North Myrtle Beach. As a result the Company closed its temporary location in The Plaza at Gator Hole and moved into the new facility, which enables the Company to offer drive-up banking services.

Also during the year 2009, the Company completed construction of its new Operations Center in the Loris Commerce Center and moved its executive offices and support services into this building. The Company plans to market its former Operations Center for sale or lease.

In order to support this growth in its branch network, the Company has undertaken several secondary common stock offerings. Prior to its reorganization from a bank into the holding company, Horry County State Bank undertook three such secondary offerings of its common stock in efforts to strengthen the Bank's regulatory capital position to support projected future growth in assets. Since the reorganization was consummated in 1999, the Company committed to another secondary offering in 2002 whereby the Company issued an additional 365,712 shares of common stock at a price per share of $22.00, resulting in over $8,000,000 in added capital.

In December 2004, the Company participated in the issuance of $6,000,000 of trust preferred securities through its non-consolidated subsidiary HCSB Financial Trust I (the Trust) to enable the company to pursue its growth goals and yet maintain a "well-capitalized" status as defined by banking regulatory agencies.

On March 6, 2009, the Company issued 12,985 shares of preferred stock, having $0.01 par value per share and a liquidation preference of $1,000 per share, in connection with the United States Treasury's Capital Purchase Program. The dividend rate of 5% per annum will be payable for the first five years, increasing to 9% per annum in 2014. The Company also issued 91,714 warrants to purchase common stock at a strike price of $21.09 per share. The warrants expire 10 years from the issue date. The Company plans to redeem all shares of this series of preferred stock within five years.

Market for Common Share and Dividends

As of December 31, 2009, there were 3,787,170 shares of our common stock outstanding held by approximately 2,400 shareholders of record. There is currently no established public trading market in our common stock and trading and quotations of our common stock have been limited and sporadic. Most of the trades of which the Company is aware have been privately negotiated by local buyers and sellers. In addition to these trades, the Company is aware of a number of trades reported on Yahoo! that occurred on the OTC Bulletin Board between December 31, 2008 and December 31, 2009. These trades ranged from $11.00 to $15.30. We have included these trades in the following table. Because there has not been an established market for our common stock, we may not be aware of all prices at which our common stock has been traded. We have not determined whether the trades of which we are aware were the result of arm's-length negotiations between the parties. Based on information available to us, we believe transactions in our common stock can be fairly summarized as follows for the periods indicated:

2009	**Low**	**High**
Fourth Quarter	$ 11.00	$ 18.00
Third Quarter	$ 11.00	$ 24.00
Second Quarter	$ 11.50	$ 25.00
First Quarter	$ 13.16	$ 27.00
2008		
Fourth Quarter	$ 23.50	$ 27.00
Third Quarter	$ 19.00	$ 27.00
Second Quarter	$ 19.90	$ 30.00
First Quarter	$ 16.50	$ 28.00

All share and per share data in this report has been adjusted to reflect all stock dividends and splits declared by the Company.

No cash dividends have ever been declared or paid by the Company. However, the Board of Directors approved a 10% stock dividend for each of the five years ended December 31, 1996. The Company also paid a two-for-one stock split in the form of a 100% stock dividend in 2000, a 5% stock dividend in each of the years 2001, 2002, and 2003, a 7.5% stock dividend in 2004, a 3% stock dividend in 2005, 2006 and 2008, and a two-for-one stock split in the form of a 100% stock dividend in January 2007. The Company also paid a 3% stock dividend on February 20, 2009 to shareholders of record as of close of business February 6, 2009. There was no stock dividend declared in January 2010 because the Company is prohibited from declaring any dividends on its common stock until March 6, 2012 without Treasury's approval unless the 12,985 shares of preferred stock have been repurchased from Treasury.

Management does not expect the Company to pay cash dividends in the foreseeable future. The Company's ability to pay dividends depends on the ability of its subsidiary, Horry County State Bank, to pay dividends to the Company. As a South Carolina state bank, the Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the Bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital and until it receives approval from the Federal Deposit Insurance Corporation (the "FDIC") and the South Carolina Board of Financial Institutions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

INTRODUCTION

The following discussion describes our results of operations for 2009 as compared to 2008 and also analyzes our financial condition as of December 31, 2009 as compared to December 31, 2008. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, both interest-bearing and noninterest-bearing. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowed funds. In order to maximize our net interest income, we must not only manage the volume of these balance sheet items, but also the yields that we earn on our interest-earning assets and the rates that we pay on interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2009, 2008, and 2007 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we direct a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included an "Interest Rate Sensitivity Analysis" table to help explain this. Finally, we have included a number of tables that provide details about our investment securities, our loans, and our deposits and other borrowings.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the Loan Portfolio section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees that we charge to our customers. Likewise, we incur other operating expenses as well. We describe the various components of this noninterest income, as well as our noninterest expense, in the Other Income and Other Expense section.

GENERAL

Markets in the United States and elsewhere have experienced extreme volatility and disruption for more than two years. These circumstances have exerted significant downward pressure on prices of equity securities and virtually all other asset classes, and have resulted in substantially increased market volatility, severely constrained credit and capital markets, particularly for financial institutions, and an overall loss of investor confidence. Loan portfolio performances have deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of the collateral supporting their loans. Dramatic slowdowns in the housing industry with falling home prices and increasing foreclosures and unemployment have created strains on financial institutions. Across the country many borrowers are now unable to repay their loans, and the collateral securing these loans has, in some cases, declined below the loan balance. The following discussion and analysis describes our performance in this challenging economic environment.

The Company continued to grow throughout 2009. Total assets increased by $115,302,000, or 17.89%, and net loans increased by $59,505,000, or 14.01%. Much of this growth is attributable to the success of our branch network.

Profitability decreased in 2009 by 160.07%, from net earnings of $2,244,000 in 2008 to a net loss of $1,348,000 in 2009, primarily as a result of an increase in provision for loan losses of $8,607,000, or 490.71%. The growth of the loan portfolio resulted in a loan to deposit ratio of 85.02%. The Company will need to attract additional deposits, borrow more money, or a combination of the two to continue expansion of the loan portfolio.

The Company is working diligently to improve asset quality and to reduce its investment in commercial real estate loans as a percentage of Tier 1 capital. The Company is reducing its reliance on brokered CDs and is committed to maintaining its "well capitalized" status.

A more detailed discussion of the factors contributing to growth and challenges is presented below.

RESULTS OF OPERATIONS

The Company experienced an increase of $397,000, or 1.55%, in interest income on loans and related fees for the year ended December 31, 2009. The Company also experienced an increase in the interest income on taxable securities, which increased $2,855,000 or 57.62%. This contributed to an increase in total interest income of $2,962,000 or 9.51%, over the course of 2009. Because of the increase in growth in interest-bearing deposits and other borrowings, total interest expense increased $1,056,000, or 7.26%, to $15,593,000. This resulted in a $1,906,000, or 11.48%, increase in net interest income in 2009. The Company also experienced increases in non-interest income and expenses. Non-interest income increased $3,977,000, or 110.90%, due to gains on sale of available-for-sale securities of $3,663,000. Non-interest expenses increased $2,812,000, or 18.64%, during 2009 due to the acquisition of additional personnel in our mortgage lending and investment services areas. Overall, the Company had a net loss for the year ended December 31, 2009 of $1,348,000, compared to net earnings of $2,244,000 for the year ended December 31, 2008. This represents a decrease in net income of $3,592,000, or 160.07%. The net loss was driven by the increase in provision for loan losses of $8,607,000, or 490.71%, from $1,754,000 at December 31, 2008 to $10,361,000 at December 31, 2009.

ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

During the twelve months ended December 31, 2009, total assets increased $115,302,000, or 17.89%, when compared to December 31, 2008. The primary reason for the increase in total assets was an increase in our loan portfolio of $62,614,000, or 14.59%, during 2009 from $429,038,000 at December 31, 2008. Total deposits increased $93,541,000, or 19.30%, from the December 31, 2008 amount of $484,751,000. Interest-bearing deposits increased $93,165,000, or 20.55%, and noninterest-bearing deposits increased $376,000, or 1.20%, during 2009. The increase in deposits was primarily due to the increase in our money market savings accounts, which increased $58,545,000, or 62.28%, from $94,008,000 at December 31, 2008 to $152,553,000 at December 31, 2009.

DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

The Company has sought to maintain a conservative approach in determining the distribution of its assets and liabilities. The following table presents the percentage relationships of significant components of the Company's average balance sheets for the last three fiscal years.

Balance Sheet Categories as a Percent of Average Total Assets

	2009	2008	2007
Assets:			
Interest earning assets:			
Federal funds sold	2.55 %	0.88 %	2.83 %
Investment securities	26.69	19.79	13.48
Loans	64.57	72.52	76.86
Total interest earning assets	93.81	93.19	93.17
Cash and due from banks	1.21	1.74	2.00
Allowance for loan losses	(0.78)	(0.72)	(0.78)
Premises and equipment	2.95	3.18	3.84
Other assets	2.81	2.61	1.77
Total assets	100.00 %	100.00 %	100.00 %
Liabilities and shareholders' equity:			
Interest-bearing liabilities:			
Interest-bearing deposits	71.51 %	71.17 %	70.08 %
Federal funds purchased	0.07	0.34	0.09
Advances from the Federal Home Loan Bank	14.70	12.27	11.59
Repurchase Agreements	1.44	1.84	0.43
Debt due to trust	0.85	1.17	1.57
Notes Payable	0.15	0.14	0.00
Total interest-bearing liabilities	88.72	86.93	83.76
Noninterest-bearing deposits	4.49	6.26	8.00
Accrued interest and other liabilities	0.67	0.74	0.78
Total liabilities	93.88	93.93	92.54
Shareholders' equity	6.12	6.07	7.46
Total liabilities and shareholders' equity	100.00 %	100.00 %	100.00 %

NET INTEREST INCOME

Earnings are dependent to a large degree on net interest income. Net interest income represents the difference between gross interest earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds. The interest rate spread and the net yield on earning assets are two significant elements in analyzing the Company's net interest income. The interest rate spread is the difference between the yield on average earning assets and the rate on average interest-bearing liabilities. The net yield on earning assets is computed by dividing net interest income by the average earning assets.

For the year ended December 31, 2009, net interest income was $18,508,000, an increase of $1,906,000, or 11.48%, over net interest income of $16,602,000 in 2008. Interest income from loans, including fees, was $25,997,000, an increase of $397,000, or 1.55%, from 2008 to 2009 as employment of additional lenders resulted in an increase in loans. Interest expense for the year ended December 31, 2009 was $15,593,000, compared to $14,537,000 for 2008.

This represents an increase of $1,056,000, or 7.26%, compared to the prior year. The interest rate spread and net yield on earning assets reflected the pressure created by the lower interest rate environment when compared to the previous year as our customers began to invest more of their monies into higher yielding deposit products, such as money market deposit accounts and certificate of deposits, which increased $96,077,000, or 23.87%, throughout 2009. The net yield realized on earning assets was 2.77% for 2009, compared to 3.35% in 2008. The interest rate spread was 2.64% and 3.14% in 2009 and 2008, respectively.

The following table sets forth, for the periods indicated, the weighted-average yields earned, the weighted-average yields paid, the interest rate spread, and the net yield on earning assets. The table also indicates the average daily balance and the interest income or expense by specific categories.

Average Balances, Income and Expenses, and Rates

Year ended December 31,	2009			2008			2007		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS									
Loans	$ 469,675	$ 25,997	5.54%	$ 385,277	$ 25,600	6.64%	$ 302,965	$ 25,275	8.34%
Securities, taxable	181,759	7,811	4.30%	93,538	4,955	5.30%	42,538	2,212	5.20%
Securities, nontaxable	6,261	236	3.77%	7,570	295	3.90%	7,571	290	3.83%
Nonmarketable Equity Securities	6,104	32	0.52%	4,029	177	4.39%	3,035	173	5.70%
Fed funds sold and other (incl. FHLB)	18,546	26	0.14%	4,681	112	2.39%	11,161	586	5.25%
Total earning assets	682,345	34,102	5.00%	495,095	31,139	6.29%	367,270	28,536	7.77%
Cash and due from banks	8,810			9,252			7,869		
Allowance for loan losses	(5,662)			(3,810)			(3,069)		
Premises & equipment	21,466			16,870			15,157		
Other assets	20,467			13,867			6,962		
Total assets	$ 727,426			$ 531,274			$ 394,189		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Transaction accounts	$ 520,167	$ 11,265	2.17%	$ 378,116	$ 11,215	2.97%	$ 276,269	$ 11,298	4.09%
FHLB Advances	125,187	3,961	3.16%	83,695	3,322	3.97%	53,925	2,954	5.48%
Total interest-bearing liabilities	645,354	15,226	2.36%	461,811	14,537	3.15%	330,194	14,252	4.32%
Non-interest deposits	32,675			33,282			31,545		
Other liabilities	4,905			3,919			3,060		
Stockholders' equity	44,492			32,262			29,390		
Total liabilities & equity	$ 727,426			$ 531,274			$ 394,189		
Net interest income/ interest rate spread		18,876	2.64%		16,602	3.14%		14,284	3.45%
Net yield on earning assets			2.77%			3.35%			3.89%

(1) The effects of loans in nonaccrual status and fees collected are not significant to the computations.

RATE/VOLUME ANALYSIS

Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume), and (iii) changes in rate and volume (change in rate multiplied by the change in volume) is provided as follows:

	2009 compared to 2008			
	Due to increase (decrease) in			
(Dollars in thousands)	**Rate**	**Volume**	**Rate/Volume**	**Total**
Interest income:				
Loans	(4,275)	5,608	(936)	397
Securities, taxable	(935)	4,673	(882)	2,856
Securities, nontaxable	(10)	(51)	2	(59)
Nonmarketable equity securities	(156)	91	(80)	(145)
Fed funds sold and other (incl. FHLB)	(105)	332	(312)	(86)
Total earning assets	(5,481)	10,653	(2,208)	2,963
Interest expense:				
Interest-bearing deposits	(3,026)	4,213	(1,137)	50
Other borrowings	(674)	1,647	(334)	639
	(3,700)	5,860	(1,471)	689
Net interest income	(1,781)	4,793	(737)	2,274

	2008 compared to 2007			
	Due to increase (decrease) in			
	Rate	**Volume**	**Rate/Volume**	**Total**
Loans	(5,144)	6,867	(1,398)	325
Securities, taxable	41	2,652	50	2,743
Securities, nontaxable	5	(0)	(0)	5
Time Deposits with other banks	0	0	0	0
Nonmarketable equity securities	(40)	57	(13)	4
Fed funds sold and other (incl. FHLB)	(319)	(340)	185	(474)
	(5,457)	9,235	(1,176)	2,603
Transaction accounts	(3,104)	4,165	(1,144)	(83)
Other borrowings	(814)	1,631	(449)	368
	(3,918)	5,796	(1,593)	285
Net interest income	(1,539)	3,440	417	2,318

[1] Volume-rate changes have been allocated to each category based on a consistent basis between rate and volume.

RATE SENSITIVITY

Interest rates paid on deposits and borrowed funds and interest rates earned on loans and investments have generally followed the fluctuations in market rates in 2009 and 2008. However, fluctuations in market interest rates do not necessarily have a significant impact on net interest income, depending on the Company's interest rate sensitivity position. A rate-sensitive asset or liability is one that can be repriced either up or down in interest rate within a certain time interval. When a proper balance exists between rate-sensitive assets and rate-sensitive liabilities, market interest rate fluctuations should not have a significant impact on liquidity and earnings. The larger the imbalance, the greater the interest rate risk assumed and the greater the positive or negative impact of interest fluctuations on liquidity and earnings.

Interest rate sensitivity management is concerned with the management of both the timing and the magnitude of repricing characteristics of interest-earning assets and interest-bearing liabilities and is an important part of asset/liability management. The objectives of interest rate sensitivity management are to ensure the adequacy of net interest income and to control the risks to net interest income associated with movements in interest rates. The following table, "Interest Rate Sensitivity Analysis," indicates that, on a cumulative basis, after three through twelve months, rate-sensitive liabilities exceeded rate-sensitive assets, resulting in a twelve-month liability sensitive position. For a bank with a liability-sensitive position, or negative gap, falling interest rates would generally be expected to have a positive effect on net interest income, and rising interest rates would generally be expected to have the opposite effect. The following table presents the Company's rate sensitivity at each of the time intervals indicated as of December 31, 2009 and may not be indicative of the Company's rate-sensitivity position at other points in time:

Interest Rate Sensitivity Analysis

December 31, 2009 *(Dollars in thousands)*	**Within One Month**	**After One Through Three Months**	**After Three Through Twelve Months**	**Within One Year**	**Greater Than One Year or Non-Sensitive**	**Total**
Assets						
Interest-earning assets						
Federal fund sold	$ 1,407	$ -	$ -	$ 1,407	$ -	$ 1,407
Loans	245,333	14,701	70,697	330,731	162,590	493,321
Securities	1,890	7,188	60,113	69,191	106,987	176,178
Total earning assets	248,630	21,889	130,810	401,329	269,577	670,906
Liabilities						
Interest-bearing liabilities:						
Interest-bearing deposits:						
Demand deposits	41,354	-	-	41,354	-	41,354
Savings deposits	159,176	-	-	159,176	-	159,176
Time deposits	46,929	67,235	180,412	294,576	51,525	346,101
Total interest-bearing deposits	247,459	67,235	180,412	495,106	51,525	546,631
Other borrowings	18,031	20,600	10,000	48,631	78,200	126,831
Junior subordinated debentures	-	6,186	-	6,186	-	6,186
Total interest-bearing liabilities	265,490	94,021	190,412	549,923	129,725	679,648
Period gap	$ (16,860)	$ (72,132)	$ (59,602)	$ (148,594)	$ 139,852	
Cumulative gap	$ (16,860)	$ (88,992)	$ (148,594)	$ (148,594)	$ (8,742)	
Ratio of cumulative gap to total earning assets	(2.51)%	(13.26)%	(22.15)%	(22.15)%	(1.30)%	

PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to earnings based upon management's evaluation of specific loans in its portfolio and general economic conditions and trends in the marketplace. The 2009 and 2008 provisions for loan losses and their related effect of increasing the allowance for loan losses are related to growth in the loan portfolio. Please refer to the section "Loan Portfolio" for a discussion of management's evaluation of the adequacy of the allowances for loan losses. In 2009 and 2008, the provisions for loan losses were $10,361,000 and $1,754,000, respectively.

NONINTEREST INCOME

Noninterest income was $7,563,000 for the year ended December 31, 2009, an increase of $3,977,000, or 110.90%, when compared with the year ended December 31, 2008. The increase is primarily a result of net gains on sale of securities of $4,102,000 for the year ended December 31, 2009 as compared to $439,000 for the same period in 2008, an increase of $3,663,000, or 834.40%. Due to the increase in pre-payments of principal on our mortgage-backed securities, management began to realize gains within the portfolio to help improve the profitability of the bank. This increase in noninterest income is also a result of an increase of $167,000, or 53.35%, in income from cash value of life insurance from $313,000 for the year ended December 31, 2008 to $480,000 for the year ended December 31, 2009. This increase is due to the Bank's investment in bank-owned life insurance policies of $600,000 during 2009. In addition, gains on sale of residential mortgages in the secondary market increased $100,000, 18.73%, from $534,000 for the year ended December 31, 2008 to $634,000 for the year ended December 31, 2009. This increase is due to additional personnel hired in this area, as well as, the various tax advantages available to the homebuyer during 2009. Also, brokerage commission fees increased $89,000, or 61.38%, from $145,000 for the year ended December 31, 2008 to $234,000 for the year ended December 31, 2009. This increase is due to two additional personnel hired in this area. We also experienced decreases in noninterest income. We incurred a decrease in service charges on deposit accounts of $90,000, or 5.29%, from $1,700,000 for the year ended 2008 compared to $1,610,000 for the year ended 2009, due to the increase in growth in our money market and certificate of deposits, which generates minimal service charge fee income.

NONINTEREST EXPENSES

Most categories of noninterest expenses increased during 2009 due to continued growth of the Company. Salaries and employee benefits increased $902,000, or 10.15%, due to the employment of additional personnel in our mortgage lending and investment brokerage services. Also, FDIC insurance premiums increased $801,000, or 183.72%, from $436,000 for the year ended December 31, 2008 to $1,237,000 for the comparable period in 2009. Also, other operating expenses increased $578,000, or 21.44%, from $2,696,000 for the year ended December 31, 2008 to $3,274,000 for the year ended December 31, 2009, which was a result of increased legal and repossession expenses relating to our impaired loans. In addition, losses incurred in the sale of assets increased $186,000 to $171,000 for the period ended December 31, 2009 due to the sale of our repossessions and foreclosed property. There were also losses experienced on stock in Silverton Bank due to its insolvency of $122,000 during 2009. There were also increases in net occupancy expense during 2009 of $78,000, or 7.01%, to $1,190,000 for the year ended December 31, 2009 due to the construction of an Operations Center, which became operational in November 2009 and the movement of our Ocean Drive branch from a store front location to a permanent location.

INCOME TAXES

The Company's income tax benefit for 2009 was $840,000, a decrease of $1,944,000 from the 2008 expense of $1,104,000. The decrease in the expense results from the decrease in income before taxes in 2009 compared to 2008. The Company's effective tax rates for the years ended December 31, 2009 and 2008 were 38.39% and 32.97%, respectively.

LIQUIDITY

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. The Company manages both assets and liabilities to achieve appropriate levels of liquidity. Cash and federal funds sold are the Company's primary sources of asset liquidity. These funds provide a cushion against short-term fluctuations in cash flow from both deposits and loans. The investment securities portfolio is the Company's principal source of secondary asset liquidity. However, the availability of this source of funds is influenced by market conditions. Individual and commercial deposits are the Company's primary source of funds for credit activities. Although not historically used as principal sources of liquidity, federal funds purchased from correspondent banks and advances from the Federal Home Loan Bank are other options available to management.

As of December 31, 2009, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $21,000,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. The lenders have reserved the right not to renew their respective lines. Unpledged securities available-for-sale, which totaled $25,720,000 at December 31, 2009, also serve as a ready source of liquidity. Management believes that the Company's liquidity sources are adequate to meet its operating needs. The level of liquidity is measured by the loans-to-total borrowed funds ratio, which was at 69.12% and 71.00% at December 31, 2009 and 2008, respectively.

IMPACT OF OFF-BALANCE-SHEET INSTRUMENTS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are legally binding agreements to lend to a customer at predetermined interest rates as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities. Standby letters of credit often expire without being used. Management believes that through various sources of liquidity, the Company has the necessary resources to meet obligations arising from these financial instruments.

The Company uses the same credit underwriting procedures for commitments to extend credit and standby letters of credit as for on-balance-sheet instruments. The credit worthiness of each borrower is evaluated and the amount of collateral, if deemed necessary, is based on the credit evaluation. Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties, as well as liquid assets such as time deposit accounts, brokerage accounts, and cash value of life insurance.

The Company is not involved in off-balance-sheet contractual relationships, other than those disclosed in this report, which it believes could result in liquidity needs or other commitments or that could significantly impact earnings.

As of December 31, 2009, commitments to extend credit totaled $53,840,000 and standby letters of credit totaled $1,137,000.

IMPACT OF OFF-BALANCE-SHEET INSTRUMENTS – *continued*

The following table sets forth the length of time until maturity for unused commitments to extend credit and standby letters of credit at December 31, 2009.

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$ 1,450	$ 5,990	$ 24,175	$ 31,615	$ 22,225	$ 53,840
Standby letters of credit	31	55	918	1,004	133	1,137
Totals	**$ 1,481**	**$ 6,045**	**$ 25,093**	**$ 32,619**	**$ 22,358**	**$ 54,977**

The Company entered into interest rate swap agreements associated with Federal Home Loan Bank advances during the third quarter of 2003. The interest rate swaps effectively converted the fixed interest rates on the advances to a variable rate. The notional amount of advances involved in this transaction totaled $14,600,000. In May 2009 management decided to unwind the swaps, which produced a gain of $82,000. Management currently does not utilize swaps to hedge interest rate risk.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

While the effect of inflation on a bank is normally not as significant as its influence on those businesses that have large investments in plant and inventories, it does have an effect. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. While interest rates have traditionally moved with inflation, the effect on income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other unless the Company is in a high liability sensitive position. Also, general increases in the price of goods and services will result in increased operating expenses.

CAPITAL RESOURCES

The Company uses several indicators of capital strength. The most commonly used measure is average common equity to average assets, which was 6.12% in 2009 compared to 6.07% in 2008. The change in this ratio reflects an increase in the Company's equity as a percentage of assets in 2009 as compared to 2008.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Company and the Bank are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2009, the most recent notifications from the Bank's primary regulator categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. Due to the impact of the current economic environment on the Bank, we have developed a capital plan through which we intend to retain our "well-capitalized" designation and continue our growth. Our capital plan outlines how we intend to remain "well-capitalized" by raising additional capital. We are currently exploring a number of financing alternatives to strengthen the capital levels of the Bank.

CAPITAL RESOURCES – *continued*

The Company and the Bank are required to maintain certain risk-based and leverage ratios. The Company and the Bank exceeded these regulatory capital ratios at December 31, 2009, 2008, and 2007 as set forth in the following tables.

December 31,	**2009**	**2008**	**2007**
(Dollars in thousands)			
The Company			
Tier 1 capital	$50,514	$39,352	$36,989
Tier 2 capital	6,658	4,416	3,534
Total qualifying capital	**$57,172**	**$43,768**	**$40,523**
Risk-adjusted total assets (including off-balance-sheet exposures)	**$531,759**	**$458,154**	**$361,051**
Tier 1 risk-based capital ratio	9.50%	8.59%	10.24%
Total risk-based capital ratio	10.75%	9.55%	11.22%
Tier 1 leverage ratio	6.94%	7.41%	9.38%
The Bank			
Tier 1 capital	$49,959	$42,714	$36,100
Tier 2 capital	6,658	4,416	3,534
Total qualifying capital	**$56,617**	**$47,130**	**$39,634**
Risk-adjusted total assets (including off-balance-sheet exposures)	**$531,795**	**$457,174**	**$360,346**
Tier 1 risk-based capital ratio	9.39%	9.35%	10.02%
Total risk-based capital ratio	10.65%	10.31%	11.00%
Tier 1 leverage ratio	6.47%	6.86%	8.55%

The Company did not pay cash dividends to shareholders during 2009 and the Company is prohibited from declaring any dividends on its common stock until March 6, 2012 with Treasury's approval unless the 12,985 shares of preferred stock have been repurchased from Treasury.

INVESTMENT PORTFOLIO

Management classifies investment securities as either held-to-maturity or available-for-sale based on their intentions and the Company's ability to hold them until maturity. In determining such classifications, securities that management has the positive intent and the Company has the ability to hold until maturity are classified as held-to-maturity and carried at amortized cost. All other securities are designated as available-for-sale and carried at estimated fair value with unrealized gains and losses included in shareholders' equity on an after-tax basis. As of December 31, 2009 and 2008, all securities were classified as available-for-sale.

During 2009 management began to grow the investment portfolio as a means to help build liquidity and capital. As principal paydowns in our mortgage-backed securities increased, management decided to realize gains within the securities portfolio. There were $4,102,000 of gains realized in noninterest income for the Company as of December 31, 2009.

INVESTMENT PORTFOLIO - *continued*

The following tables summarize the carrying value of investment securities as of the indicated dates and the weighted-average yields of those securities at December 31, 2009.

Investment Securities Portfolio Composition

December 31, *(Dollars in thousands)*	**2009**	**2008**	**2007**
Government-Sponsored Enterprises	$27,511	$19,316	$20,447
Obligations of state and local governments	5,697	7,668	7,730
Mortgage-backed securities	136,255	140,008	21,432
Nonmarketable equity securities	6,715	5,261	3,327
Total securities	**$176,178**	**$172,253**	**$52,936**

Investment Securities Portfolio Maturity Schedule

December 31, 2009 *(Dollars in thousands)*	Available-for-Sale Carrying Amount	Yield
Government-Sponsored Enterprises due:		
After one year but within five years	2,978	2.84%
After five years but within ten years	10,100	4.77%
After ten years	14,433	5.06%
Obligations of states and local government due:		
One year or less	300	3.23%
After one year but within five years	2,112	3.59%
After five years but within ten years	2,649	3.62%
After ten years	636	4.34%
	5,697	3.67%
Mortgage-backed securities	78,228	3.76%
Collateralized Mortgage Obligation (CMOs)	58,027	4.83%
Nonmarketable equity securities	6,715	
	$176,178	4.28%

LOAN PORTFOLIO

The Company has experienced continued growth of its loan portfolio throughout 2009 and 2008, resulting in increases of $62,614,000 and $76,832,000, respectively. Management has concentrated on seeking to maintain quality in the loan portfolio. The loan-to-deposit ratio is used to monitor a financial institution's potential profitability and efficiency of asset distribution and utilization. Generally, a higher loan-to-deposit ratio is indicative of higher interest income since loans typically yield a higher return than other interest-earning assets. The loan-to-deposit ratios were 85.02% and 88.51% at December 31, 2009 and 2008, respectively. The Company wanted to improve its liquidity position by investing more in its securities portfolio, which not only provides cash flow but also improves our capital position. The loans-to-total borrowed funds ratio was 69.12% and 71.00% at December 31, 2009 and 2008, respectively. Management intends to deploy available funds to loans to the extent it deems prudent to achieve its targeted ratio of loans to deposits; however, there can be no assurance that management will be able to execute its strategy or that loan demand will continue to support growth.

The following table sets forth the composition of the loan portfolio by category for the five years ended December 31, 2009 and highlights the Company's general emphasis on mortgage lending.

	Loan Portfolio Composition				
December 31,	**2009**	**2008**	**2007**	**2006**	**2005**
(Dollars in thousands)					
Real estate - construction and land development	$95,788	$60,643	$59,084	$28,124	$18,686
Real estate - mortgage and commercial	305,561	253,450	201,448	147,156	133,527
Agricultural	10,338	7,613	7,221	6,099	5,141
Commercial and industrial	60,914	84,568	64,019	54,313	55,909
Consumer	15,871	19,655	18,535	18,267	21,168
All other loans (including overdrafts)	3,180	3,109	1,899	608	647
Total gross loans	**$491,652**	**$429,038**	**$352,206**	**$254,567**	**$235,078**

The primary component of our loan portfolio is loans collateralized by real estate, which made up approximately 62.3% of our loan portfolio at December 31, 2009. These loans are secured generally by first or second mortgages on residential, agricultural or commercial property. These loans consist of commercial real estate loans, which as of December 31, 2009 totaled $251,617,000, or 62.44% of our real estate loans. We anticipate decreasing our amount of commercial real estate loans in 2010. There are no foreign loans, and agricultural loans, as of December 31, 2009, are limited. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries.

Credit Risk Management

Credit risk entails both general risk, which is inherent in the process of lending, and risk that is specific to individual borrowers. The management of credit risk involves the processes of loan underwriting and loan administration. The Company seeks to manage credit risk through a strategy of making loans within the Company's primary marketplace and within the Company's limits of expertise. Although management seeks to avoid concentrations of credit by loan type or industry through diversification, a substantial portion of the borrowers' ability to honor the terms of their loans is dependent on the business and economic conditions in Horry County in South Carolina and Columbus and Brunswick Counties in North Carolina. A continuation of the economic downturn or prolonged recession could result in the deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would have a negative impact on our business. Additionally, since real estate is considered by the Company as the most desirable nonmonetary collateral, a significant portion of the Company's loans are collateralized by real estate; however, the cash flow of the borrower or the business enterprise is generally considered as the primary source of repayment. Generally, the value of real estate is not considered by the Company as the primary source of repayment for performing loans. The Company also seeks to limit total exposure to individual and affiliated borrowers. The Company seeks to manage risk specific to individual borrowers through the loan underwriting process and through an ongoing analysis of the borrower's ability to service the debt as well as the value of the pledged collateral.

The Company's loan officers and loan administration staff are charged with monitoring the Company's loan portfolio and identifying changes in the economy or in a borrower's circumstances which may affect the ability to repay the debt or the value of the pledged collateral. In order to assess and monitor the degree of risk in the Company's loan portfolio, several credit risk identification and monitoring processes are utilized. The Company assesses credit risk initially through the assignment of a risk grade to each loan based upon an assessment of the borrower's financial capacity to service the debt and the presence and value of any collateral.

Credit grading is adjusted during the life of the loan to reflect economic and individual changes having an impact on the borrowers' abilities to honor the terms of their commitments. Management uses the risk grades as a tool for identifying known and inherent losses in the loan portfolio and for determining the adequacy of the allowance for loan losses.

Maturities and Sensitivity of Loans to Changes in Interest Rates:

The following table summarizes the loan maturity distribution, by type, at December 31, 2009 and related interest rate characteristics:

December 31, 2009 *(Dollars in thousands)*	**One Year or Less**	**Over One Year Through Five Years**	**Over Five Years**	**Total**
Real estate - construction and land development	$ 72,977	$ 21,541	$ 1,270	$ 95,788
Real estate - other	128,112	147,210	30,239	305,561
Agricultural	1,649	4,583	4,106	10,338
Commercial and industrial	44,066	16,098	750	60,914
Consumer	5,425	10,137	309	15,871
All other loans (including overdrafts)	2,937	243	-	3,180
	$ 255,166	**$ 199,812**	**$ 36,674**	**$ 491,652**
Loans maturing after one year with:				
Fixed interest rates				$ 159,889
Floating interest rates				74,292
				$ 234,181

Risk Elements

Loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment of a loan is based on the present value of the expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent.

Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected.

The following table sets forth our nonperforming assets for the dates indicated.

Nonperforming Assets *(Dollars in thousands)*	**2009**	**2008**	**2007**	**2006**	**2005**
Nonaccrual loans (includes impaired loans)	$23,138	$9,040	$2,696	$760	$2,044
Total nonperforming loans	23,138	9,040	2,696	760	2,044
Other real estate owned	6,432	2,965	338	95	485
Total nonperforming assets	$29,570	$12,005	$3,034	$855	$2,529
Loans 90 days or more past due and still accruing interest	-	-	-	$1,714	843
Nonperforming assets to period end loans	6.01%	2.80%	0.86%	0.33%	1.08%

For loans to be in excess of 90 days delinquent and still accruing interest, the borrowers must be either remitting payments although not able to get current, liquidation on loans deemed to be well secured must be near completion, or the Company must have a reason to believe that correction of the delinquency status by the borrower is near. The amount of both nonaccrual loans and loans past due 90 days or more were considered in computing the allowance for loan losses as of December 31, 2009. Generally, the Company places loans which are in excess of 90 days delinquent on nonaccrual status. If the borrower is able to bring the account current, the loan is then placed back on regular accrual status.

Summary of Loan Loss Experience

(Dollars in thousands)	2009	2008	2007	2006	2005
Total loans outstanding at end of period	$ 491,652	$ 429,038	$ 354,214	$ 256,800	$ 235,669
Average loans outstanding	$ 469,675	$ 385,277	$ 302,965	$ 247,614	$ 226,528
Balance of allowance for loan losses at beginning of period	$ 4,416	$ 3,535	$ 2,718	$ 2,569	$ 2,155
Charge-offs:					
Real estate	8,056	385	-	4	122
Commercial	1,448	550	54	418	382
Consumer and credit card	248	294	165	289	287
Other Loans	56	23	-	-	-
Total charge-offs	**9,808**	**1,252**	**219**	**711**	**791**
Recoveries of loans previous charge-off	2,556	379	51	90	135
Net charge-offs	**7,252**	**873**	**168**	**621**	**656**
Provision charged to operations	10,361	1,754	985	770	1,070
Balance of allowance for loan losses at end of period	$ 7,525	$ 4,416	$ 3,535	$ 2,718	$ 2,569
Ratios:					
Net charge-offs to average loans outstanding	1.54%	0.23%	0.06%	0.25%	0.29%
Net charge-offs to loans at end of year	1.48%	0.20%	0.05%	0.24%	0.28%
Allowance for loan losses to average loans	1.60%	1.15%	1.17%	1.10%	1.13%
Allowance for loan losses to loans at end of year	1.53%	1.03%	1.00%	1.06%	1.09%
Net charge-offs to allowance for loan losses	96.37%	19.77%	4.75%	22.85%	25.54%
Net charge-offs to provisions for loan losses	69.99%	49.77%	17.06%	80.65%	61.31%

Management has established an allowance for loan losses through a provision for loan losses charged to expense on our statements of income. The allowance represents an amount which management believes will be adequate to absorb probable losses on existing loans that may become uncollectible. Management does not allocate specific percentages of our allowance for loan losses to the various categories of loans but evaluates the adequacy on an overall portfolio basis utilizing several factors. The primary factor considered is the credit risk grading system, which is applied to each loan. The amount of both nonaccrual loans and loans past due 90 days or more is also considered. The historical loan loss experience, the size of our lending portfolio, changes in the lending policies and procedures, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, concentrations of credit, and peer group comparisons, and current and anticipated economic conditions are also considered in determining the provision for loan losses. The amount of the allowance is adjusted periodically based on changing circumstances. Recognized losses are charged to the allowance for loan losses, while subsequent recoveries are added to the allowance.

Management regularly monitors past due and classified loans. However, it should be noted that no assurances can be made that future charges to the allowance for loan losses or provisions for loan losses may not be significant to a particular accounting period. At December 31, 2009 and 2008, management considered the allowances for loan losses adequate based on its judgments, evaluations, and analysis of the loan portfolio.

Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not prove to be accurate. Because of the inherent uncertainty of assumptions made during the evaluation process, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional allocations will not be required. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time.

At December 31, 2009, the nonperforming assets to period end loans increased to 6.01% from 2.80% and 0.86% at December 31, 2008 and 2007, respectively. The increase in nonperforming assets have warranted an increase in the allowance for loan losses as a percentage of period ending loans of 1.53% at December 31, 2009 compared with 1.15% at December 31, 2008. As of December 31, 2009 and 2008, the Company had nonaccrual loans of approximately $23,138,000 and $9,040,000, respectively. These loans comprise a substantial majority of loans classified as impaired. A significant portion, or 96.18%, of nonperforming loans at December 31, 2009 were secured by real estate. Our real estate loans consist of commercial real estate loans, which as of December 31, 2009 constituted 78.26% of our nonperforming loans. We have evaluated the underlying collateral on these loans and believe that the collateral on these loans is sufficient to minimize future losses. However, the recent downturn in the real estate market has resulted in increased loan delinquencies, defaults and foreclosures, and we believe that these trends are likely to continue. In some cases, this downturn has resulted in a significant impairment to the value of the collateral used to secure these loans and the ability to sell the collateral upon foreclosure. These conditions have adversely affected our loan portfolio. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values continue to decline, it is also more likely that we would be required to increase our allowance for loan losses. If during a period of reduced real estate values we are required to liquidate the property collateralizing a loan to satisfy the debt or to increase the allowance for loan losses, this could materially reduce our profitability and adversely affect our financial condition.

AVERAGE DAILY DEPOSITS

The following table summarizes the Company's average daily deposits during the years ended December 31, 2009, 2008, and 2007. These totals include time deposits $100,000 and over, which at December 31, 2009 totaled $115,762,000. Of this total, scheduled maturities within three months were $22,010,000; over three through twelve months were $75,515,000; and over twelve months were $18,237,000.

The adverse economic environment has also placed greater pressure on our deposits, and we have taken steps to decrease our reliance on brokered deposits, while at the same time the competition for local deposits among banks in our market has been increasing. We generally obtain out-of-market time deposits of $100,000 or more through brokers with whom we maintain ongoing relationships. As of December 31, 2009, we had brokered deposits of $104 million, representing 18% of our total deposits as compared to $122 million, representing 25.2% of our total deposits as of December 31, 2008.

	2009		2008		2007	
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
Noninterest-bearing demand	$ 32,675	0.00%	$ 33,282	0.00%	$ 31,545	0.00%
Interest-bearing transaction accounts	41,533	0.23	46,376	0.56	47,171	1.19
Money market savings account	125,770	2.02	93,125	2.19	102,532	4.54
Other savings accounts	6,568	2.34	5,602	1.34	5,402	1.22
Time deposits	346,296	2.48	233,013	3.79	121,164	4.94
Total deposits	$552,842		$ 411,398		$ 307,814	

ADVANCES FROM THE FEDERAL HOME LOAN BANK

The following table summarizes the Company's short-term borrowings for the years ended December 31, 2009, 2008 and 2007.

(Dollars in thousands)	Maximum Outstanding at any Month End	Average Balance	Weighted Average Interest Rate	Balance December 31
2009				
Advances from Federal Home Loan Bank	$ 118,800	$ 106,946	3.33%	$ 118,800
2008				
Advances from Federal Home Loan Bank	$ 92,500	$ 65,195	3.37%	$ 92,000
2007				
Advances from Federal Home Loan Bank	$ 52,300	$ 45,674	4.46%	$ 52,300

Advances from the Federal Home Loan Bank are collateralized by one-to-four family residential mortgage loans, certain commercial real estate loans, certain securities in the Bank's investment portfolio and the Company's investment in Federal Home Loan Bank stock. Although we expect to continue using Federal Home Loan Bank advances as a secondary funding source, core deposits will continue to be our primary funding source. Of the $118,800,000 advances from Federal Home Loan Bank outstanding at December 31, 2009, $14,600,000 have scheduled principal reductions in 2010, $5,500,000 in 2011, $17,500,000 in 2012 and the remainder after five years.

ADVANCES FROM THE FEDERAL HOME LOAN BANK - *continued*

As discussed in the notes to the financial statements, the Company entered into interest rate swap agreements associated with Federal Home Loan Bank advances maturing on March 1, 2010, May 24, 2010 and March 22, 2011. The interest rate swaps effectively converted the fixed interest rates on the advances to a variable rate. In May 2009, management decided to terminate the interest rate swaps on these FHLB advances. The unwinding of these swaps resulted in a gain of $82,000.

JUNIOR SUBORDINATED DEBENTURES

On December 21, 2004, HCSB Financial Trust I (the "Trust"), a non-consolidated subsidiary of the Company, issued and sold a total of 6,000 trust preferred securities, with $1,000 liquidation amount per capital security (the "Capital Securities"), to institutional buyers in a pooled trust preferred issue. The Capital Securities, which are reported on the consolidated balance sheet as junior subordinated debentures, generated proceeds of $6 million. The Trust loaned these proceeds to the Company to use for general corporate purposes. The junior subordinated debentures qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations. See Note 11 to the consolidated financial statements for more information about the terms of the junior subordinated debentures.

Debt issuance costs, net of accumulated amortization, from junior subordinated debentures totaled $91,361 and $95,028 at December 31, 2009 and 2008, respectively, and are included in other assets on the consolidated balance sheet. Amortization of debt issuance costs from junior subordinated debentures totaled $3,667 for the years ended December 31, 2009, and December 31, 2008, and are reported in other expenses on the consolidated income statement for the years ended December 31, 2009, and December 31, 2008.

RETURN ON EQUITY AND ASSETS

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average daily equity), and equity to assets ratio (average daily equity divided by average total assets) for the period indicated. Since its inception, the Company has not paid cash dividends.

	2009	2008	2007
Return on average assets	(0.19)%	0.42%	0.52%
Return on average equity	(3.03)%	6.96%	6.94%
Equity to assets ratio	6.12%	6.07%	7.46%

ACCOUNTING AND FINANCIAL REPORTING ISSUES

We have adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2009, as filed on our annual report on Form 10-K. Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

INDUSTRY DEVELOPMENTS

Sarbanes-Oxley Act of 2002
The Congress of the United States of America passed the Sarbanes-Oxley Act in 2002 in the aftermath of corporate scandals among several major publicly traded corporations. The intent of the Act was to legislate corporate governance and better ascertain the accuracy of financial reporting by companies regulated by the Securities and Exchange Commission.

Section 404 of the Sarbanes-Oxley Act, which became effective for the Company in 2008, requires that the Company adopt and maintain effective internal controls that will, among other things, permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Management of the Company has the responsibility to adopt sound accounting policies, maintain an adequate and efficient accounting system, safeguard assets and devise policies to ensure that the Company complies with applicable laws and regulations.

From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. The Company cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect the Company.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises

The Congress, Treasury Department and the federal banking regulators, including the FDIC, have taken broad action since early September 2008 to address volatility in the U.S. banking system.

In October 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted. The EESA authorizes the Treasury Department to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program ("TARP"). The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury Department has allocated $250 billion towards the TARP Capital Purchase Program ("CPP"). Under the CPP, Treasury will purchase debt or equity securities from participating institutions. The TARP also will include direct purchases or guarantees of troubled assets of financial institutions. Participants in the CPP are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications.

On March 6, 2009, as part of the TARP CPP, the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "CPP Purchase Agreement") with the Treasury Department, pursuant to which the Company sold (i) 12,895 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the "Series T Preferred Stock") and (ii) a warrant (the "CPP Warrant") to purchase 91,714 shares of the Company's common stock for an aggregate purchase price of $12,895,000 in cash.

The Series T Preferred Stock will qualify as Tier 1 capital and will be entitled to cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Company must consult with the FDIC before it may redeem the Series T Preferred Stock but, contrary to the original restrictions in the EESA, will not necessarily be required to raise additional equity capital in order to redeem this stock. The Warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $21.09 per share of the common stock. Please see the Form 8-K we filed with the SEC on March 6, 2009, for additional information about the Series T Preferred Stock and the Warrant.

Pursuant to the terms of the certificate of designations creating the Series T Preferred Stock, we may only redeem the Series T Preferred Stock at par after May 15, 2012. Prior to this date, we may redeem the Series T Preferred Stock at par if (i) we have raised aggregate gross proceeds in one or more Qualified Equity Offerings (as defined in the Purchase Agreement) in excess of approximately $3.2 million, and (ii) the aggregate redemption price does not exceed the aggregate net proceeds from such Qualified Equity Offerings. Any redemption is subject to the consent of the Board of Governors of the Federal Reserve System. However, pursuant to the terms of American Recovery and Reinvestment Act (the "Recovery Act") which modified EESA, we may, upon consultation with our primary federal regulator, repay the amount received for the Series T Preferred Stock at any time, without regard to whether we have replaced such funds from any source or to any waiting period. Upon repayment of the amount received for the Series T Preferred Stock, the Treasury Department will also liquidate the associated Warrant in accordance with the Recovery Act and any rules and regulations thereunder.

EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000. This increase is in place until the end of 2013 and is not covered by deposit insurance premiums paid by the banking industry.

On October 14, 2008, the FDIC established the Temporary Liquidity Guarantee Program ("TLGP"). TLGP includes the Transaction Account Guarantee Program ("TAGP"), which provides unlimited deposit insurance coverage through June 30, 2010 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Institutions participating in TLGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. TLGP also includes the Debt Guarantee Program ("DGP"), under which the FDIC guarantees certain newly-issued senior unsecured debt. The guarantee applied to new debt issued on or before October 31, 2009 and provides protection until December 31, 2012. Participants in DGP pay a 75 basis point fee for the guarantee. TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008. We are participating in the TAGP and opted out of the DGP.

On February 10, 2009, Treasury announced the Financial Stability Plan, which earmarked $350 billion of the TARP funds authorized under EESA. Among other things, the Financial Stability Plan includes:

- A capital assistance program that invested in mandatory convertible preferred stock of certain qualifying institutions determined on a basis and through a process similar to the CPP;

- A consumer and business lending initiative to fund new consumer loans, small business loans and commercial mortgage asset-backed securities issuances;

- A public-private investment fund program that is intended to leverage public and private capital with public financing to purchase up to $500 billion to $1 trillion of legacy "toxic assets" from financial institutions; and

- Assistance for homeowners by providing up to $75 billion to reduce mortgage payments and interest rates and establishing loan modification guidelines for government and private programs.

On February 17, 2009, the Recovery Act was signed into law in an effort to, among other things, create jobs and stimulate growth in the United States economy. The Recovery Act specifies appropriations of approximately $787 billion for a wide range of Federal programs and will increase or extend certain benefits payable under the Medicaid, unemployment compensation, and nutrition assistance programs. The Recovery Act also reduces individual and corporate income tax collections and makes a variety of other changes to tax laws. The Recovery Act also imposes certain limitations on compensation paid by participants in TARP.

On March 23, 2009, Treasury, in conjunction with the FDIC and the Federal Reserve, announced the Public-Private Partnership Investment Program for Legacy Assets which consists of two separate plans, addressing two distinct asset groups:

- The first plan is the Legacy Loan Program, which has a primary purpose to facilitate the sale of troubled mortgage loans by eligible institutions, including FDIC-insured federal or state banks and savings associations. Eligible assets are not strictly limited to loans; however, what constitutes an eligible asset will be determined by participating banks, their primary regulators, the FDIC and the Treasury. Under the Legacy Loan Program, the FDIC has sold certain troubled assets out of an FDIC receivership in two separate transactions relating to the failed Illinois bank, Corus Bank, NA, and the failed Texas bank, Franklin Bank, S.S.B. These transactions were completed in September 2009 and October 2009, respectively.

- The second plan is the Securities Program, which is administered by the Treasury and involves the creation of public-private investment funds to target investments in eligible residential mortgage-backed securities and commercial mortgage-backed securities issued before 2009 that originally were rated AAA or the equivalent by two or more nationally recognized statistical rating organizations, without regard to rating enhancements (collectively, "Legacy Securities"). Legacy Securities must be directly secured by actual mortgage loans, leases or other assets, and may be purchased only from financial institutions that meet TARP eligibility requirements. Treasury received over 100 unique applications to participate in the Legacy Securities PPIP and in July 2009 selected nine public-private investment fund managers. As of December 31, 2009, public-private investment funds have completed initial and subsequent closings on approximately $6.2 billion of private sector equity capital, which was matched 100% by Treasury, representing $12.4 billion of total equity capital. Treasury has also provided $12.4 billion of debt capital, representing $24.8 billion of total purchasing power. As of December 31, 2009, public-private investment funds have drawn-down approximately $4.3 billion of total capital which has been invested in certain non-agency residential mortgage backed securities and commercial mortgage backed securities and cash equivalents pending investment.

Insurance of Accounts and Regulation by the FDIC

Our deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged effective March 31, 2006. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC insured institutions. It also may prohibit any FDIC insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Under regulations effective January 1, 2007, the FDIC adopted a new risk-based premium system that provides for quarterly assessments based on an insured institution's ranking in one of four risk categories based upon supervisory and capital evaluations. Institutions are assessed at annual rates ranging from 5 to 43 basis points, respectively, depending on each institution's risk of default as measured by regulatory capital ratios and other supervisory measures. In May 2009, the FDIC issued a final rule which levied a special assessment applicable to all insured depository institutions totaling 5 basis points of each institution's total assets less Tier 1 capital as of June 30, 2009, not to exceed 10 basis points of domestic deposits. This special assessment was part of the FDIC's efforts to rebuild the Deposit Insurance Fund. We paid this one-time special assessment in the amount of $326,158 to the FDIC at the end of the third quarter 2009.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011. In December 2009, we paid $ 3,746,273 million in prepaid risk-based assessments, which included $238,939 related to the fourth quarter of 2009 that would have been otherwise payable in the first quarter of 2010.

This amount is included in deposit insurance expense for 2009. The remaining $3,507,334 million in prepaid deposit insurance is included in prepaid expenses in our other assets category for 2009. As a result, we incurred increased insurance costs during 2009 than in previous periods.

FDIC insured institutions are required to pay a Financing Corporation assessment, in order to fund the interest on bonds issued to resolve thrift failures in the 1980s. For the quarterly period ended December 31, 2008, the Financing Corporation assessment equaled 1.61 basis points for each $100 in domestic deposits. These assessments, which may be revised based upon the level of deposits, will continue until the bonds mature in the years 2017 through 2019.

The FDIC may terminate the deposit insurance of any insured depository institution, including the bank, if it determines after a hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by

the FDIC or the OCC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management of the bank is not aware of any practice, condition or violation that might lead to termination of the bank's deposit insurance.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of HCSB Financial Corporation and its subsidiary Horry County State Bank is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. Based on this assessment management believes that as of December 31, 2009, the Company's internal control over financial reporting was effective. Management based this assessment on criteria for effective internal control over financial reporting described in *"Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission."* Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors. Based on this assessment, management believes that HCSB Financial Corporation maintained effective internal control over financial reporting as of December 31, 2009.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
HCSB Financial Corporation and Subsidiary
Loris, South Carolina

We have audited the accompanying consolidated balance sheets of HCSB Financial Corporation and its subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HCSB Financial Corporation and its subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U. S. generally accepted accounting principles.

We were not engaged to examine management's assertion of the effectiveness of HCSB Financial Corporation's internal control over financial reporting as of December 31, 2009, included in Management's Annual Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

Elliott Davis LLC

Columbia, South Carolina
March 10, 2010

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

(Dollars in thousands except share amounts)	December 31, 2009	December 31, 2008
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 44,902	$ 10,423
Federal funds sold	1,407	-
Total cash and cash equivalents	46,309	10,423
Investment securities:		
Securities available-for-sale	169,463	166,992
Nonmarketable equity securities	6,715	5,261
Total investment securities	176,178	172,253
Loans held for sale	1,669	70
Loans receivable	491,652	429,038
Less allowance for loan losses	(7,525)	(4,416)
Loans, net	484,127	424,622
Premises, furniture and equipment, net	24,152	19,056
Accrued interest receivable	4,120	3,625
Cash value of life insurance	9,492	8,465
Other assets	13,602	5,833
Total assets	$ 759,649	$ 644,347
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 31,661	$ 31,285
Interest-bearing transaction accounts	41,354	45,228
Money market savings accounts	152,553	94,008
Other savings accounts	6,623	5,661
Time deposits $100 and over	115,762	81,082
Other time deposits	230,339	227,487
Total deposits	578,292	484,751
Federal Funds purchased	-	7,653
Repurchase agreements	8,031	9,172
Advances from the Federal Home Loan Bank	118,800	92,000
Notes payable	-	4,500
Junior subordinated debentures	6,186	6,186
Accrued interest payable	1,444	2,105
Other liabilities	1,824	3,530
Total liabilities	714,577	609,897
Commitments and Contingencies (Notes 4, 12 and 13)		
Shareholders' Equity:		
Preferred stock, $1,000 par value; Authorized 5,000,000 shares; Issued and outstanding 12,895 and 0 shares at December 31, 2009 And 2008, respectively	11,962	-
Common stock, $0.01 par value, 10,000,000 shares authorized; 3,787,170 and 3,788,293 shares issued and outstanding at December 31, 2009 and 2008, respectively	38	38
Capital surplus	30,856	30,728
Common stock warrants	1,012	-
Nonvested restricted stock	(645)	(645)
Retained earnings	1,291	3,231
Accumulated other comprehensive income	558	1,098
Total shareholders' equity	45,072	34,450
Total liabilities and shareholders' equity	$ 759,649	$ 644,347

The accompanying notes are an integral part of the consolidated financial statements.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Operations

(Dollars in thousands except share amounts)	Years ended December 31, 2009	2008
Interest income:		
Loans, including fees	$ 25,997	$ 25,600
Investment securities:		
Taxable	7,810	4,955
Tax-exempt	236	295
Nonmarketable equity securities	32	177
Federal funds sold and other	26	112
Total	34,101	31,139
Interest expense:		
Deposits	11,632	11,215
Borrowings	3,961	3,322
Total	15,593	14,537
Net interest income	**18,508**	**16,602**
Provision for loan losses	10,361	1,754
Net interest income after provision for loan losses	**8,147**	**14,848**
Noninterest income:		
Service charges on deposit accounts	1,610	1,700
Credit life insurance commissions	46	52
Gain on sale of residential mortgage loans	634	534
Brokerage commissions	234	145
Other fees and commissions	319	281
Gain (Losses) on sales of securities	4,102	439
Income from cash value life insurance	480	313
Other	138	122
Total	7,563	3,586
Noninterest expenses:		
Salaries and employee benefits	9,791	8,889
Net occupancy	1,190	1,112
Marketing and advertising	457	450
Loss on sale of assets	171	(15)
Provision for losses on OREO	336	259
Furniture and equipment	1,320	1,259
Loss on other than temporary impairment	122	-
FDIC insurance premiums	1,237	436
Other operating	3,274	2,696
Total	17,898	15,086
Income (loss) before income taxes	**(2,188)**	**3,348**
Income tax provision (benefit)	(840)	1,104
Net income (loss)	**$ (1,348)**	**$ 2,244**
Accretion of preferred stock to redemption value	(146)	-
Preferred dividends accrued	(163)	-
Net income (loss) available to common shareholders	**(1,657)**	**$ 2,244**
Net income per common share		
Basic	**$ (0.44)**	**$ 0.59**
Diluted	**$ (0.44)**	**$ 0.59**
Average common shares outstanding		
Basic	**3,787,327**	**3,788,296**
Diluted	**3,787,327**	**3,829,061**

The accompanying notes are an integral part of the consolidated financial statements.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years ended December 31, 2009 and 2008

(Dollars in thousands except share data)	Common Stock		Common Stock Warrants	Preferred Stock		Nonvested Restricted Stock	Capital Surplus	Retained Earnings (deficit)	Accumulated other compre-hensive income	Total
	Shares	Amount		Shares	Amount					
Balance, December 31, 2007	**3,677,974**	**37**	**$ -**	**—**	**$ —**	**(645)**	**28,689**	**2,908**	**(6)**	**30,983**
Net income for the period								2,244		2,244
Other comprehensive income, net of tax									1,104	1,104
Comprehensive income										3,348
Payment of fractional shares	(19)							(28)		(28)
Declaration of 3% stock dividend on January 22, 2009	110,338	1					1,892	1,893		-
Stock compensation expense							147			147
Balance, December 31, 2008	**3,788,293**	**$ 38**	**$ —**	**—**	**$ —**	**$ (645)**	**$ 30,728**	**$ 3,231**	**$ 1,098**	**$ 34,450**
Adjustment due to 3% stock dividend of January 22, 2009	(1,123)						(19)	19		-
Net loss for the period								(1,348)		(1,348)
Other comprehensive income, net of tax									(540)	(540)
Comprehensive loss										(1,888)
Issuance of preferred stock				12,895	11,816					11,816
Issuance of common stock warrants			1,012							1,012
Accretion of preferred stock to redemption value					146			(146)		-
Stock compensation expense							147			147
Payment of dividend on preferred stock								(446)		(446)
Payment of fractional shares								(19)		(19)
Balance, December 31, 2010	**3,787,170**	**$ 38**	**$ 1,012**	**12,895**	**$ 11,962**	**$ (645)**	**$ 30,856**	**$ 1,291**	**$ 558**	**$ 45,072**

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years ended December 31,	
	2009	2008
Cash flows from operating activities:		
Net income	$ (1,348)	$ 2,244
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Provision for loan losses	10,361	1,754
(Increase) decrease on deferred income tax benefit	909	(207)
Depreciation expense	944	874
Premium amortization less discount accretion	673	105
Amortization of net deferred loan costs	41	14
Gain on sale of securities available-for-sale	(4,102)	(439)
Loss on sale of other real estate owned	520	271
Gain on disposal of premises and equipment	-	(18)
(Increase) decrease in loans held for sale	(1,599)	1,938
Increase in interest receivable	(495)	(152)
Increase (decrease) in interest payable	(661)	1,123
Increase in other assets	(5,638)	(363)
Loss on other than temporary impairment investment	122	-
Stock compensation expense	147	147
Increase (decrease) in other liabilities	(1,388)	834
Net cash provided (used) by operating activities	(1,514)	8,125
Cash flows from investing activities:		
Purchases of securities available-for-sale	(193,140)	(145,348)
Maturities of securities available-for-sale	90,213	15,370
Proceeds from sales of securities available-for-sale	103,027	14,681
Net increase in loans to customers	(76,397)	(81,858)
Purchase of premises, furniture and equipment	(6,040)	(3,880)
Proceeds from sale of premises, furniture and equipment	-	19
Proceeds from sale of other real estate owned	2,503	1,241
Purchase of life insurance contracts	(600)	(7,503)
Purchase of nonmarketable equity securities	(1,576)	(1,934)
Net cash used by investing activities	(82,010)	(209,212)
Cash flows from financing activities:		
Net increase (decrease) in demand deposits, interest-bearing transaction accounts and savings accounts	56,009	(12,667)
Net increase in time deposits	37,532	156,567
Net increase (decrease) in notes payable	(4,500)	4,500
Net increase in FHLB borrowings	26,800	39,700
Dividend paid on preferred stock	(446)	-
Net increase in preferred stock	12,828	-
Net increase in repurchase agreements	(1,141)	4,172
Increase in federal funds purchased	(7,653)	7,653
Cash paid for fractional shares	(19)	(28)
Net cash provided by financing activities	119,410	199,897
Net increase (decrease) in cash and cash equivalents	35,886	(1,190)
Cash and cash equivalents, beginning of year	10,423	11,613
Cash and cash equivalents, end of year	**$ 46,309**	**$ 10,423**

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation - The accompanying consolidated financial statements include the accounts of HCSB Financial Corporation which was incorporated on June 10, 1999 (the Company) to serve as a bank holding company for its subsidiary and its wholly owned subsidiary, Horry County State Bank (the Bank). The Company was incorporated on June 10, 1999. The Bank was incorporated on December 18, 1987, and opened for operations on January 4, 1988. The principal business activity of the Company is to provide commercial banking services in Horry County, South Carolina, and in Columbus and Brunswick Counties, North Carolina. The Bank is a state-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation. HCSB Financial Trust I (The Trust) is a special purpose subsidiary organized for the sole purpose of issuing trust preferred securities. The operations of the Trust have not been consolidated in these financial statements.

Management's Estimates - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and income and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, including valuation allowances for impaired loans, and the carrying amount of real estate acquired in connection with foreclosures or in satisfaction of loans. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Investment Securities - Investment securities available-for-sale by the Company are carried at amortized cost and adjusted to their estimated fair value. The unrealized gain or loss is recorded in shareholders' equity net of the deferred tax effects. Management does not actively trade securities classified as available-for-sale, but intends to hold these securities for an indefinite period of time and may sell them prior to maturity to achieve certain objectives. Reductions in fair value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis in the security. The adjusted cost basis of securities available-for-sale is determined by specific identification and is used in computing the realized gain or loss from a sales transaction.

Nonmarketable Equity Securities - Nonmarketable equity securities include the Company's investments in the stock of the Federal Home Loan Bank at December 31, 2009 and 2008 and Silverton Bank at December 31, 2008. The stocks are carried at cost because they have no quoted market value and no ready market exists. Investment in Federal Home Loan Bank stock is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize the borrowings. Dividends received on Federal Home Loan Bank stock and Silverton Bank stock are included as a separate component in interest income.

At December 31, 2009 and 2008, the investment in Federal Home Loan Bank stock was $6,504,000 and $4,928,000, respectively. The investment in Silverton Bank stock was $122,000 at December 31, 2008 and this amount was recorded as a realized loss on other-than-temporary impairment of value in 2009 due to Silverton's closure by the FDIC. The Company also had a $25,000 investment in the holding company of a community bank at December 31, 2009 and 2008. Also included in nonmarketable equities is investment in the Trust, which totaled $186,000 at December 31, 2009 and 2008.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Loans held for Sale - Loans held for sale consist of residential mortgage loans the Company originates for sale to secondary market investors. They are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Fees collected in conjunction with origination activities are deferred as part of the cost basis of the loan and recognized when the loan is sold. Gains or losses on sales are recognized when the loans are sold and are determined as the difference between the sales price and the carrying value of the loans.

The Company issues rate lock commitments to borrowers based on prices quoted by secondary market investors. When rates are locked with borrowers, a sales commitment is immediately entered (on a best efforts basis) at a specified price with a secondary market investor. Accordingly, any potential liabilities associated with rate lock commitments are offset by sales commitments to investors.

Loans Receivable - Loans receivable are stated at their unpaid principal balance. Interest income on loans is computed based upon the unpaid principal balance. Interest income is recorded in the period earned.

The accrual of interest income is generally discontinued when a loan becomes contractually 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest.

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method.

Loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans are subject to this criteria except for smaller balance homogeneous loans that are collectively evaluated for impairment and loans measured at fair value or at the lower of cost or fair value. The Company considers its consumer installment portfolio, credit card loans, and home equity lines as such exceptions. Therefore, loans within the real estate and commercial loan portfolios are reviewed individually.

Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. When management determines that a loan is impaired, the difference between the Company's investment in the related loan and the present value of the expected future cash flows, or the fair value of the collateral, is charged off with a corresponding entry to the allowance for loan losses. The accrual of interest is discontinued on an impaired loan when management determines the borrower may be unable to meet payments as they become due. As discussed in Note 4, nonaccrual loans comprise a substantial majority of loans classified as impaired at December 31, 2009 and 2008.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily throughout Horry County in South Carolina and Columbus and Brunswick counties of North Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions except for loans secured by residential and commercial real estate and commercial and industrial non-real estate loans. These concentrations of residential and commercial real estate loans and commercial and industrial non-real estate loans totaled $266,751,000 and $60,915,000, respectively, at December 31, 2009, representing 591.84% and 135.15%, respectively, of total equity and 55.10% and 12.58%, respectively, of net loans receivable.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Concentrations of Credit Risk *(continued)* - In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Allowance for Loan Losses - Management believes that the allowance is adequate to absorb inherent losses in the loan portfolio; however, assessing the adequacy of the allowance is a process that requires considerable judgment. Management's judgments are based on numerous assumptions about current events, which management believes to be reasonable, but which may or may not be valid. Thus there can be no assurance that loan losses in future periods will not exceed the current allowance amount or that future increases in the allowance will not be required. No assurance can be given that management's ongoing evaluation of the loan portfolio in light of changing economic conditions and other relevant circumstances will not require significant future additions to the allowance, thus adversely affecting the operating results of the Company.

The allowance is subject to examination by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions, and other adequacy tests. In addition, such regulatory agencies could require the Company to adjust its allowance based on information available to them at their examination.

The methodology used to determine the reserve for unfunded lending commitments, which is included in other liabilities, is inherently similar to that used to determine the allowance for loan losses adjusted for factors specific to binding commitments, including the probability of funding and historical loss ratio.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; furniture and equipment - 3 to 25 years. The cost of assets sold or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts, and the resulting gains or losses are reflected in the income statement.

Maintenance and repairs are charged to current expense as incurred, and the costs of major renewals and improvements are capitalized.

Other Real Estate Owned - Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is initially recorded at the lower of cost (principal balance of the former loan plus costs of improvements) or fair value, less estimated costs to sell.

Any write-downs at the dates of acquisition are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent write-downs, and gains and losses on disposal are included in other expenses.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Derivative Financial Instruments - The Company has entered into certain interest rate swap agreements which are derivative financial instruments ("derivatives"). The derivatives are recognized as other assets on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of fair value of a recognized asset or liability ("fair value hedge"). Changes in the fair value of a derivative that is highly effective as - and that is designated and qualifies - as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in current-period earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking hedged transactions. This process includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities on the balance sheet. The derivatives in which the Company is a counterparty qualify for the "shortcut" method of assessing the ongoing effectiveness of its hedging relationship with the underlying hedged item. The Company discontinues hedge accounting prospectively when (1) the derivative expires or is sold, terminated, or exercised; (2) management determines that designation of the derivative as a hedge instrument is no longer appropriate; or (3) the underlying hedged item is liquidated. When hedge accounting is discontinued, the derivative is carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

Income and Expense Recognition - The accrual method of accounting is used for all significant categories of income and expense. Immaterial amounts of insurance commissions and other miscellaneous fees are reported when received.

Income Taxes - Amounts provided for income taxes are based on income reported for financial statement purposes. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that it is more likely than not that the entire deferred tax asset at December 31, 2009, will not be realized, and accordingly, has established a valuation allowance. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company believes that its income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore no reserves for uncertain income tax positions have been recorded.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising and public relations costs of $457,000 and $450,000 were included in the Company's results of operations for 2009 and 2008, respectively.

Net Income (Loss) Per Share - Basic income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of shares outstanding during the year. Diluted net income per share is computed based on net income divided by the weighted average number of common and potential common shares. Retroactive recognition has been given for the effects of all stock dividends and splits in computing the weighted-average number of shares. The only potential common share equivalents are those related to stock options and restricted stock awards. Stock options which are anti-dilutive are excluded from the calculation of diluted net income per share.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Comprehensive Income - Accounting principles generally require recognized income, expenses, gains, and losses to be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

(Dollars in thousands)	Years Ended December 31, 2009	2008
Unrealized gains on securities available-for-sale	$ 3,245	$ 2,191
Reclassification adjustment for (gains) losses realized in net income	(4,102)	(439)
Net unrealized losses on securities	(857)	1,752
Tax effect	317	(648)
Net-of-tax amount	$ (540)	$ 1,104

Statements of Cash Flows - For purposes of reporting cash flows, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks, federal funds sold, and time deposits with other banks with maturities of three months or less.

The following summarizes supplemental cash flow information:

(Dollars in thousands)	Years ended December 31, 2009	2008
Cash paid for interest	$ 16,254	$ 13,414
Cash paid for income taxes	831	1,344
Supplemental noncash investing and financing activities:		
Transfers of loans to other real estate owned	6,490	2,639

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recently Issued Accounting Pronouncements – The following is a summary of recent authoritative pronouncements.

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance which restructured generally accepted accounting principles ("GAAP") and simplified access to all authoritative literature by providing a single source of authoritative nongovernmental GAAP. The guidance is presented in a topically organized structure referred to as the FASB Accounting Standards Codification ("ASC"). The new structure is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included is considered nonauthoritative.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

The FASB issued new accounting guidance on accounting for transfers of financial assets in June 2009. The guidance limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire financial asset by taking into consideration the transferor's continuing involvement. The standard requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The concept of a qualifying special-purpose entity is no longer applicable. The standard is effective for the first annual reporting period that begins after November 15, 2009, for interim periods within the first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect the guidance to have any impact on the Company's financial statements.

In January 2010, guidance was issued to alleviate diversity in the accounting for distributions to shareholders that allow the shareholder to elect to receive their entire distribution in cash or shares but with a limit on the aggregate amount of cash to be paid. The amendment states that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance. The amendment is effective for interim and annual periods ending on or after December 15, 2009 and had no impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Additionally, the Company is subject to certain regulations due to our participation in the Capital Purchase Program. Pursuant to the terms of the CPP Purchase Agreement between us and the Treasury, we adopted certain standards for executive compensation and corporate governance for the period during which the Treasury holds the equity issued pursuant to the CPP Purchase Agreement, including the common stock which may be issued pursuant to the CPP Warrant. These standards generally apply to our named executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; (4) prohibition on providing tax gross-up provisions; and (5) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods and may make it more difficult to attract suitable candidates to serve as executive officers.

In February, 2005 the Bank purchased a $500,000 15-year renewable and convertible term life insurance policy through Banner Life Insurance Company on the life of James R. Clarkson, President and CEO. The Bank is both the owner and the beneficiary of this key person policy. The purpose of securing this policy was to provide the Bank

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

with financial protection in the event of the unexpected death of Mr. Clarkson and better enable the Bank to attract a qualified replacement for Mr. Clarkson in such a situation.

Legislation that has been adopted after we closed on our sale of Series T Preferred Stock and warrants to the Treasury for $12.9 million pursuant to the Capital Purchase Program on March 6, 2009, or any legislation or regulations that may be implemented in the future, may have a material impact on the terms of our Capital Purchase Program transaction with the Treasury. If we determine that any such legislation or any regulations, in whole or in part, alter the terms of our Capital Purchase Program transaction with the Treasury in ways that we believe are adverse to our ability to effectively manage our business, then it is possible that we may seek to unwind, in whole or in part, the Capital Purchase Program transaction by repurchasing some or all of the preferred stock and warrants that we sold to the Treasury pursuant to the Capital Purchase Program. If we were to repurchase all or a portion of such preferred stock or warrants, then our capital levels could be materially reduced.

Reclassifications - Certain captions and amounts in the 2008 financial statements were reclassified to conform to the 2009 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

The Bank is required by regulation to maintain an average cash reserve balance based on a percentage of deposits. At December 31, 2009 and 2008, the requirements were satisfied by amounts on deposit with the Federal Reserve Bank and cash on hand.

NOTE 3 - INVESTMENT SECURITIES

Securities available-for-sale consisted of the following:

	Amortized	Gross Unrealized		Estimated
(Dollars in thousands)	Cost	Gains	Losses	Fair Value
December 31, 2009				
Government-sponsored enterprises	$ 27,730	$ 98	$ 317	$ 27,511
Mortgage-backed securities	135,386	1,928	1,059	136,255
Obligations of state and local governments	5,462	257	22	5,697
Total	$ 168,578	$ 2,283	$ 1,398	$ 169,463
December 31, 2008				
Government-sponsored enterprises	$ 18,953	$ 363	$ -	$ 19,316
Mortgage-backed securities	138,682	2,374	1,048	140,008
Obligations of state and local governments	7,613	157	102	7,668
Total	$ 165,248	$ 2,894	$ 1,150	$ 166,992

The following is a summary of maturities of securities available-for-sale as of December 31, 2009. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

NOTE 3 - INVESTMENT SECURITIES - *continued*

(Dollars in thousands)	Securities Available-For-Sale Amortized Cost	Securities Available-For-Sale Estimated Fair Value
Due in less than one year	$ 784	$ 787
Due after one year but within five years	5,939	6,045
Due after five years but within ten years	26,896	26,998
Due after ten years	134,959	135,633
Total	$ 168,578	$ 169,463

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at:

Securities Available for Sale

December 31, 2009

	Less than twelve months		Twelve months or more		Total	
(Dollars in thousands)	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
Government-sponsored enterprises	$ 14,835	$ 316	$ -	$ -	$ 14,835	$ 317
Mortgage-backed securities	25,493	946	1,218	113	26,711	1,059
Obligations of state and local governments	253	22	-	-	253	22
Total	**$40,581**	**$ 1,284**	**$ 1,218**	**$ 113**	**$ 41,799**	**$ 1,398**

December 31, 2008

	Less than twelve months		Twelve months or more		Total	
(Dollars in thousands)	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
Government-sponsored enterprises	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	25,080	1,036	1,741	12	26,821	1,048
Obligations of state and local governments	403	3	1,401	99	1,804	102
Total	**$ 25,483**	**$ 1,039**	**$ 3,142**	**$ 111**	**$ 28,625**	**$ 1,150**

Management evaluates its investment portfolio periodically to identify any impairment that is other than temporary. At December 31, 2009, the Company had two individual securities, or 0.72% of the security portfolio, that have been in an unrealized loss position for more than twelve months. Management believes these losses are temporary and are a result of the current interest rate environment. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before recovery of their amortized cost.

At December 31, 2009 and 2008, investment securities with a book value of $142,877,000 and $112,682,000, respectively, and a market value of $143,744,000 and $114,891,000, respectively, were pledged to secure deposits.

Gross realized gains on sales of available-for-sale securities in 2009 were $4,102,000. There were no losses experienced on sales of available-for-sale securities during 2009.

NOTE 4 - LOANS RECEIVABLE

Loans consisted of the following:

(Dollars in thousands)	December 31, 2009	December 31, 2008
Real estate - construction and land development	$95,788	$60,643
Real estate - mortgage and commercial	305,561	253,450
Agricultural	10,338	7,613
Commercial and industrial	60,914	84,568
Consumer	15,871	19,655
All other loans (including overdrafts)	3,180	3,109
Total gross loans	$491,652	$429,038

Certain parties (principally certain directors and officers of the Company, their immediate families, and business interests) were loan customers and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amounts of loans to related parties were $14,974,000 and $16,957,000 at December 31, 2009 and 2008, respectively. During 2009, advances on related party loans totaled $7,139,000, and repayments were $8,878,000.

Transactions in the allowance for loan losses are summarized below:

(Dollars in thousands)	**Years Ended December 31, 2009**	**Years Ended December 31, 2008**
Balance, beginning of year	$ 4,416	$ 3,535
Provision charged to operations	10,361	1,754
Recoveries on loans previously charged off	2,556	379
Loans charged off	(9,808)	(1,252)
Balance, end of year	**$ 7,525**	**$ 4,416**

Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of the delay, are expected to be collected.

As of December 31, 2009 and 2008, the Company had nonaccrual loans of approximately $23,138,000 and $9,040,000, respectively. These loans comprise a substantial majority of loans classified as impaired. At December 31, 2009, the Company did not have any loans that were contractually past due 90 days or more and still accruing interest. The additional interest income, which would have been recognized into earnings if the Company's nonaccrual loans had been current in accordance with their original terms, was $1,141,000 and $391,000 during 2009 and 2008, respectively. Average impaired loans as of December 31, 2009 and 2008 were $16,954,000 and $5,131,000, respectively. Total impaired loans at December 31, 2009 and 2008 were $37,275,389 and $14,892,060. At December 31, 2009, $19,235,851 of impaired loans had a specific allowance of $3,620,511 and $18,039,538 of impaired loans had no specific allowance. At December 31, 2008, $14,892,060 of total impaired loans had an allowance of $1,792,157.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The fair value of standby letters of credit is insignificant.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party.

Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties. The following table summarizes the Company's off-balance-sheet financial instruments whose contract amounts represent credit risk:

(Dollars in thousands)	December 31, 2009	December 31, 2008
Commitments to extend credit	$ 53,840	$ 61,918
Standby letters of credit	1,137	1,137

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following:

(Dollars in thousands)	December 31, 2009	December 31, 2008
Land	$ 7,099	$ 7,099
Buildings and land improvements	16,160	10,567
Furniture and equipment	7,370	5,966
Leasehold improvements	65	65
Construction in progress	-	972
	30,694	24,669
Less accumulated depreciation	(6,542)	(5,613)
Premises, furniture and equipment, net	$ 24,152	$ 19,056

Depreciation expense for the years ended December 31, 2009 and 2008 was $944,000 and $874,000, respectively.

In 2006, the Company purchased a 5-acre lot of land in the Loris Commerce Center in Loris, S.C. to construct a new Operations Center to accommodate its executive offices and all support services. The amounts shown as construction in progress for the years ended December 31, 2008 reflect the Company's investment in this property. The Company completed all phases of the construction process during the fourth quarter of 2009 and at that time allocated the balance in construction in progress among land, buildings and land improvements, furniture and fixtures and equipment.

NOTE 6 - OTHER ASSETS

Other assets consisted of the following:

(Dollars in thousands)	December 31, 2009	December 31, 2008
Other real estate owned	$ 6,432	$ 2,965
Prepaid expenses and insurance	4,131	426
Unamortized software	191	221
Net deferred tax asset	66	975
Other	2,782	1,246
Total	$ 13,602	$ 5,833

NOTE 7 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company maintains an overall interest-rate risk-management strategy that incorporates the use of derivatives to minimize significant unplanned fluctuations in earnings that are caused by interest-rate volatility. As part of this strategy, the Company entered certain interest rate swap agreements. Such interest rate swaps are derivative financial instruments ("derivatives"). Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional amount and maturity date. The Company's goal is to manage interest-rate sensitivity by modifying the repricing or maturity characteristics of specific balance-sheet assets and liabilities so that the net-interest margin is not, on a material basis, adversely affected by movements in interest rates. The interest-rate swaps entered by the Company converted certain nonprepayable fixed rate long term debt to floating rates. As a result of interest-rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivatives that are linked to the hedged assets and liabilities. The Company views this strategy as a prudent management of interest-rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair-value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed by the Company's credit committee.

Market risk is the adverse effect that a change in interest rates, currency, or implied volatility rates has on the value of a financial instrument. The Company manages the market risk associated with interest rate swap contracts by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company periodically measures this risk by using a value-at-risk methodology.

The Company's derivatives activities are monitored by its risk-management committee as part of that committee's oversight of the Company's asset/liability and treasury functions. The Company's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall interest-rate risk-management and trading strategies.

The interest rate swap agreements provide for the Company to make payments at a variable rate determined by a specified index (three month LIBOR) in exchange for receiving payments at a fixed rate of 3.4%. In May 2009, the Company terminated the interest rate swaps that hedged our three highest costing Federal Home Loan Bank advances. The unwinding of these interest rate swaps produced a gain of $82,000 recognized as a reduction in interest expense on our Federal Home Loan Bank advances. During 2008, the Company recognized $56,000 in interest expense as a result of its interest rate swaps. Currently, the Company does not utilize swaps to hedge interest rate risk.

NOTE 8 - NOTE PAYABLE

On September 25, 2008 the Company entered into a line of credit agreement with South Carolina Bank & Trust to borrow up to $5,000,000. At December 31, 2008 the balance extended under the agreement was $4,500,000. On March 6, 2009 all principal and interest was repaid. The line of credit agreement expired on September 25, 2009.

NOTE 9 - DEPOSITS

At December 31, 2009, the scheduled maturities of time deposits were as follows:

(Dollars in thousands)

Maturing In	Amount
2010	$ 294,576
2011	44,308
2012	3,867
2013	2,130
2014 and thereafter	1,220
Total	$ 346,101

Overdrawn transaction accounts in the amount of $125,000 and $161,000 were classified as loans as of December 31, 2009 and 2008, respectively.

Related party deposits by directors including their affiliates and executive officers totaled approximately $4,861,000 and $4,568,000 at December 31, 2009 and 2008, respectively.

NOTE 10 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consisted of the following:

(Dollars in thousands) **Advances maturing on:**	**Interest Rate**	**December 31, 2009**	**December 31, 2008**
April 2, 2009	0.46%	$ -	$ 8,400
March 1, 2010	5.92%	5,000	5,000
May 24, 2010	6.49%	4,600	4,600
October 15, 2010	4.59%	5,000	5,000
March 16, 2011	1.94%	500	-
March 22, 2011	0.25%	5,000	5,000
January 17, 2012	0.28%	5,000	5,000
March 19, 2012	2.56%	500	-
April 13, 2012	2.56%	1,000	-
July 23, 2012	3.81%	5,000	5,000
September 4, 2012	4.42%	5,000	5,000
September 7, 2012	4.05%	1,000	1,000
January 29, 2013	2.87%	2,000	-
February 20, 2013	2.93%	2,000	-
March 4, 2013	2.90%	3,000	-
April 8, 2013	2.86%	2,000	-
April 15, 2013	2.65%	2,000	-
April 22, 2013	2.55%	2,000	-
May 1, 2013	2.60%	2,000	-
October 18, 2013	2.63%	5,000	5,000
January 22, 2014	2.95%	200	-
March 20, 2014	3.05%	2,000	-
April 21, 2014	2.95%	3,000	-
April 28, 2014	2.95%	2,000	-
May 8, 2014	3.00%	3,000	-
October 1, 2014	2.89%	3,000	-
December 8, 2014	3.24%	5,000	5,000
January 26, 2015	2.73%	2,000	2,000
March 19, 2015	2.66%	4,000	4,000
August 20, 2018	3.44%	5,000	5,000
September 4, 2018	3.60%	2,000	2,000
September 4, 2018	3.32%	5,000	5,000
September 10, 2018	3.25%	5,000	5,000
September 10, 2018	3.45%	5,000	5,000
September 18, 2018	2.95%	5,000	5,000
October 10, 2018	2.63%	5,000	5,000
August 20, 2019	3.86%	5,000	-
Total		**$ 118,800**	**$ 92,000**

NOTE 10 - ADVANCES FROM THE FEDERAL HOME LOAN BANK - *continued*

As of December 31, 2009, the Company's portfolio of FHLB advances consisted of $10,000,000 of adjustable rate credits, $49,800,000 of fixed rate credits, and $59,000,000 of convertible advances. Interest on fixed rate advances is generally payable monthly and interest on all other advances is payable quarterly. Convertible advances are callable by the Federal Home Loan Bank on their respective call dates. The Company has the option to either repay any advance that has been called or to refinance the advance as a convertible advance.

At December 31, 2009, the Company had pledged as collateral for FHLB advances approximately $18,585,000 of one-to-four family first mortgage loans, $3,867,000 of commercial real estate loans, $6,341,000 in home equity lines of credit and $93,238,000 of agency and private issue mortgage-backed securities. The Company has an investment in Federal Home Loan Bank stock of $6,504,000. The Company has $550,000 in excess borrowing capacity with the Federal Home Loan Bank that is available if liquidity needs should arise.

As of December 31, 2009, scheduled principal reductions include $14,600,000 in 2010, $5,500,000 in 2011, $17,500,000 in 2012, $20,000,000 in 2013, $18,200,000 in 2014, and $43,000,000 in years thereafter.

As discussed in Note 7, the Company had entered into interest rate swap agreements associated with Federal Home Loan Bank advances maturing on March 1, 2010, May 24, 2010 and March 22, 2011. The interest rate swaps effectively converted the fixed interest rates on the advances to a variable rate. The interest rate swaps that hedged these Federal Home Loan Bank advances are no longer in effect as referenced in Note 7 – Derivative Instruments and Hedging Activities.

NOTE 11 - JUNIOR SUBORDINATED DEBENTURES

On December 21, 2004, HCSB Financial Trust I, (a non-consolidated subsidiary) issued $6.0 million floating rate trust preferred securities with a maturity of December 31, 2034. The rate is adjusted quarterly and was 2.65% at December 31, 2009. In accordance with current accounting standards, the trust has not been consolidated in these financial statements. The Company received from the Trust the $6.0 million proceeds from the issuance of the securities and the $186,000 initial proceeds from the capital investment in the Trust, and accordingly has shown the funds due to the trust as a $6,186,000 junior subordinated debenture. The current regulatory rules allow certain amounts of junior subordinated debentures to be included in the calculation of regulatory capital. The debenture issuance costs, net of accumulated amortization, totaled $91,000 at December 31, 2009 and are included in other assets on the consolidated balance sheet. Amortization of debt issuance costs totaled $3,667 for each of the years ended December 31, 2009 and 2008.

The Company invested $5,880,000 in the Company's wholly-owned subsidiary, Horry County State Bank. The remaining balance is being maintained by the Company to fund operations.

NOTE 12 - LEASE COMMITMENTS

On January 1, 2008, the Company renewed a lease agreement for land on which to operate its Tabor City branch. The lease has a five-year term that expires December 31, 2012. The Company has an option for nine additional five-year renewal periods thereafter. The lease has a rental amount of $1,047 per month through December 31, 2012. The lease gives the Company the first right of refusal to purchase the property at an unimproved value if the owners decide to sell. The Company also pays applicable property taxes on the property.

Future minimum lease payments are expected to be approximately $12,564 per year.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. At December 31, 2009 management was not aware of any pending or threatened litigation or unasserted claims that could result in losses, if any, that would be material to the financial statements.

NOTE 14 - SHAREHOLDERS' EQUITY

Stock Dividends - In January 2009, the Board of Directors declared a 3% stock dividend payable on February 20, 2009, to shareholders of record on February 6, 2009. As a result of the dividend, 110,338 shares were issued. All share and per share amounts have been adjusted to reflect these dividends.

Restrictions on Dividends - South Carolina banking regulations restrict the amount of dividends that can be paid to shareholders. All of the Bank's dividends to HCSB Financial Corporation are payable only from the undivided profits of the Bank. At December 31, 2009 the Bank's undivided profits were $17,132,440. The Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last Federal or State regulatory examination. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the parent company are also restricted. The Company is prohibited from declaring any dividends on its common stock until March 6, 2012 with Treasury's approval unless the 12,985 shares of preferred stock have been repurchased from Treasury.

NOTE 15 - CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios (set forth in the table below) of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk-weights ranging from 0% to 100%. Tier 1 capital of the Bank consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital.

The Company and the Bank are also required to maintain capital at a minimum level based on quarterly average assets (as defined), which is known as the leverage ratio. Only the strongest institutions are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of the most recent regulatory examination, the Bank was deemed well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed the Company's or the Bank's categories.

The following table summarizes the capital ratios and the regulatory minimum requirements for the Company and the Bank.

	Actual		Minimum Requirement For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2009						
The Company						
Total capital (to risk-weighted assets)	$ 57,172	10.75%	$ 42,541	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	50,514	9.50%	21,270	4.00%	N/A	N/A
Tier 1 capital (to average assets)	50,514	6.94%	29,097	4.00%	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 56,617	10.65%	$ 42,544	8.00%	$ 53,180	10.00%
Tier 1 capital (to risk-weighted assets)	49,959	9.39%	21,272	4.00%	31,908	6.00%
Tier 1 capital (to average assets)	49,959	6.47%	30,894	4.00%	38,618	5.00%
December 31, 2008						
The Company						
Total capital (to risk-weighted assets)	$ 43,768	9.55%	$ 36,652	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	39,352	8.59%	18,326	4.00%	N/A	N/A
Tier 1 capital (to average assets)	39,352	7.41%	21,251	4.00%	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 47,130	10.31%	$ 36,553	8.00%	$ 45,692	10.00%
Tier 1 capital (to risk-weighted assets)	42,714	9.35%	18,277	4.00%	27,415	6.00%
Tier 1 capital (to average assets)	42,714	6.86%	24,898	4.00%	31,122	5.00%

NOTE 16 - RETIREMENT AND BENEFITS

Trusteed Retirement Savings Plan - The Bank has a trustee retirement savings plan which provides retirement benefits to substantially all officers and employees who meet certain age and service requirements. The plan includes a "salary reduction" feature pursuant to Section 401(k) of the Internal Revenue Code. Under the plan and present policies, participants are permitted to contribute up to 15% of their annual compensation. At its discretion, the Bank can make matching contributions up to 4% of the participants' compensation. The Company charged $259,000 and $233,000 to earnings for the retirement savings plan in 2009 and 2008, respectively.

Directors Deferred Compensation Plan - The Company has a deferred compensation plan whereby directors may elect to defer the payment of their fees. Under the terms of the plan, the Company accrues an expense equal to the amount deferred plus an interest component based on the prime rate of interest at the beginning of each year. The Company has also purchased life insurance contracts on each of the participating directors. At December 31, 2009 and 2008, $1,032,000 and $912,000, respectively, of directors' fees were deferred and are included in other liabilities.

Performance Compensation for Incentive Plan - The Company implemented an employee bonus program in 2003 which it refers to as its Performance Compensation Plan. The plan pays employees based on a schedule of key performance indicators they are required to meet in order to be rewarded. The plan accrues for its employee bonuses based on a percentage of each employee's annual salary. The plan has a fiscal year ending on December 31, and pays out on January 30 of the following year. The Company charged $40,000 to earnings for the plan in 2008. There was no expense charged to earnings for the plan in 2009.

Salary Continuation Plan - The Company implemented a salary continuation plan for each of the executive officers of the Company and key officers of the Bank in April 2008. The Plan provides the participants with retirement benefits as well as benefits in the event of a change in control of the Company or disability of the participants. It also provides death benefits to the designated beneficiaries of the participants. Benefit amounts are based on 20% of the final projected salaries of the participants and the expense of the Plan is offset by the Bank-Owned Life Insurance (BOLI) in each participant. At December 31, 2009 and 2008, $271,000 and $169,000, respectively, of salary continuation plan expense was charged to earnings. Also, $480,000 and $313,000 of income was made on our BOLI policies during 2009 and 2008, respectively.

NOTE 17 - EARNINGS PER SHARE

Earnings per share - basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share - diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options. For 2009, common shares issuable upon exercise of employee stock options have not been included because their inclusion would have an anitdilutive effect applicable to net loss per share. All share amounts have been adjusted for stock splits and dividends.

NOTE 17 - EARNINGS PER SHARE – *continued*

(Dollars in thousands, except per share amounts)	Years ended December 31, 2009	2008
Basic earnings (loss) per share:		
Net income (loss) available to common shareholders	$ (1,657)	$ 2,244
Average common shares outstanding - basic	3,787,327	3,788,296
Basic earnings (loss) per share	$ (0.44)	$ 0.59
Diluted earnings (loss) per share:		
Net income (loss) available to common shareholders	$ (1,657)	$ 2,244
Average common shares outstanding - basic	3,787,327	3,788,296
Incremental shares from assumed conversion of stock options and restricted stock awards	-	40,765
Average common shares outstanding - diluted	3,787,327	3,829,061
Diluted earnings (loss) per share	$ (0.44)	$ 0.59

NOTE 18 - STOCK COMPENSATION PLAN

In 2004, upon shareholder approval, the Company adopted an Omnibus Stock Ownership and Long Term Incentive Plan (the "Stock Plan"). The Stock Plan authorizes the grant of options and awards of restricted stock to certain of our employees for up to 400,000 shares of the Company's common stock from time to time during the term of the Stock Plan, subject to adjustments upon change in capitalization. The Stock Plan is administered by the Compensation Committee of the Board of Directors of the Company.

Options granted under the Stock Plan are incentive stock options, and they are vested over a five year period with none vesting at the time of the grant. All unexercised incentive stock options expire ten years after the date of the grant. A summary of the Company's incentive stock options as of December 31, 2009 and 2008 is as follows *(with adjustments for the 3% stock dividend and the 2-for1stock split for each period):*

	2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	71,676	$ 13.97	71,676	$ 13.97
Granted	-	-	-	
Exercised	-	-	-	-
Forfeited	-	-	-	
Outstanding at end of year	71,676	$ 13.97	71,676	$ 13.97

The Company had no options exercised during 2009 or 2008.

NOTE 18 - STOCK COMPENSATION PLAN - *continued*

Restricted stock awards included in the Stock Plan vest after the first three consecutive periods during which the Bank's return on average assets (ROAA) averages 1.15%. At December 31, 2009 and 2008, none of the restricted stock had vested; therefore, no compensation expense related to the vesting was recognized. All ungranted restricted stock awards expire. A summary of the Company's restricted stock awards as of December 31, 2009 and 2008 is as follows:

	2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	48,867	$ 14.40	48,867	$ 14.40
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	
Outstanding at end of year	48,867	$ 14.40	48,867	$ 14.40

The following table summarizes information about stock options outstanding under the Company's plans at December 31, 2009:

	Outstanding	Exercisable
Number of options	120,543	57,588
Weighted average remaining life	3 years	2 months
Weighted average exercise price	$ 14.14	$ 14.14

The aggregate intrinsic value of shares outstanding at December 31, 2009 was $2,772,489.

The Company measures the fair value of each option award on the date of grant using the Black-Scholes option-pricing model. The Company determines the assumptions used in the Black-Scholes option pricing model as follows: the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant; the dividend yield is based on the Company's dividend yield at the time of the grant (subject to adjustment if the dividend yield on the grant date is not expected to approximate the dividend yield over the expected life of the options); the volatility factor is based on the historical volatility of the Company's stock (subject to adjustment if historical volatility is reasonably expected to differ from the past); the weighted-average expected life is based on the historical behavior of employees related to exercises, forfeitures and cancellations.

There were no stock options granted in 2009 or 2008.

A summary of the status of the nonvested shares as of December 31, 2009, and changes during the year ended December 31, 2009, is presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2009	6,735	14.49
Granted	-	-
Vested	-	-
Forfeited	-	-
Nonvested at December 31, 2009	6,735	$ 14.49

NOTE 18 - STOCK COMPENSATION PLAN - *continued*

As of December 31, 2009, there was $12,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 6 months. The total fair value of shares vested during the years ended December 31, 2009 and 2008 was $161,513 and $690,568, respectively.

NOTE 19 - OTHER EXPENSES

Other expenses are summarized as follows:

(Dollars in thousands)	Years Ended December 31, 2009	Years Ended December 31, 2008
Stationery, printing, and postage	$ 429	$ 439
Telephone	260	259
Director and advisory fees	175	134
ATM services	208	167
Repossession and foreclosure expenses	307	19
Accountant fees	167	143
Legal fees	265	166
Courier services	58	138
Other	1,405	1,231
Total	$ 3,274	$ 2,696

NOTE 20 - INCOME TAXES

Income tax expense (benefit) is summarized as follows:

(Dollars in thousands)	Years Ended December 31, 2009	Years Ended December 31, 2008
Currently payable:		
Federal	$ 335	$ 1,465
State	-	58
Total current	335	1,523
Deferred income taxes	(1,492)	229
Income tax expense	$ (1,157)	$ 1,752
Income tax expense (benefit) is allocated as follows:		
To continuing operations	$ (840)	$ 1,104
To shareholders' equity	(317)	648
Total	$ (1,157)	$ 1,752

The components of the net deferred tax asset are as follows:

(Dollars in thousands)	December 31, 2009	December 31, 2008
Deferred tax assets:		
Allowance for loan losses	$ 2,375	$ 1,265
Net capitalized loan costs	149	163
State net operating loss	80	72
Deferred compensation	499	367
Nonaccruing interest	388	133
Tax credits	98	14
Other real estate owned	129	88
Loss on equity securities	42	-
Total deferred tax assets	3,760	2,102
Valuation Allowance	122	72
Total net deferred tax assets	3,638	2,030
Deferred tax liabilities:		
Accumulated depreciation	1,237	854
Gain on sale of real estate	73	73
Net unrealized gains on securities available-for-sale	328	645
Prepaid expenses	112	62
Total deferred tax liabilities	1,750	1,634
Net deferred tax asset	$ 1,888	$ 396

NOTE 20 - INCOME TAXES - *continued*

Management has determined that a valuation allowance is needed for the deferred tax asset associated with South Carolina net operating losses and the capital loss from worthless equity securities. The 2009 net change in the valuation allowance related to deferred tax assets was an increase of $50,000, relating to unrecognizable deferred tax assets for additional South Carolina net operating losses created in 2009 and capital losses recognized in 2009. Deferred tax assets are included in other assets.

The Company has South Carolina net operating loss carryforwards of $2,433,475 for income tax purposes as of December 31, 2009. These net operating losses will expire in years 2019 through 2029.

A reconciliation between the income tax expense (benefit) and the amount computed by applying the Federal statutory rates of 34% to income before income taxes follows:

(Dollars in thousands)	Years ended December 31,	
	2009	2008
Tax expense at statutory rate	$ (744)	$ 1,138
State income tax, net of federal income tax benefit	-	38
Tax-exempt interest income	(78)	(93)
Stock compensation expense	50	50
Other	(68)	(29)
Income tax provision	**$ (840)**	**$ 1,104**

NOTE 21 - UNUSED LINES OF CREDIT

As of December 31, 2009, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $21,000,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. The lenders have reserved the right not to renew their respective lines. The Company may also utilize its unpledged securities, which totaled $25,720,000 at December 31, 2009, if liquidity needs should arise.

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold and Purchased - Federal funds sold and purchased are for a term of one day and the carrying amount approximates the fair value.

Time Deposits with Other Banks - Time deposits with other banks have a term less than 90 days and the carrying amount approximates the fair value.

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

Investment Securities Available-for-Sale - For securities available-for-sale, fair value equals the carrying amount, which is the quoted market price. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

Nonmarketable Equity Securities - The carrying amount is a reasonable estimate of fair value since no ready market exists for these securities.

Loans Held-for-Sale - Fair values of mortgage loans held for sale are based on commitments on hand from investors or market prices.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk and credit card receivables, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Advances from the Federal Home Loan Bank - For the portion of borrowings immediately callable, fair value is based on the carrying amount. The fair value of the portion maturing at a later date is estimated using a discounted cash flow calculation that applies the interest rate of the immediately callable portion to the portion maturing at the future date.

Junior Subordinated Debentures - The carrying value of junior subordinated debentures is a reasonable estimate of fair value since the debentures were issued at a floating rate.

Note Payable-The fair value of the note payable approximates its carrying value because it reprices periodically.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Commitments to Extend Credit and Standby Letters of Credit - The contractual amount is a reasonable estimate of fair value for the instruments because commitments to extend credit and standby letters of credit are issued on a short-term or floating rate basis and include no unusual credit risks.

Interest Rate Swaps - Fair values are based on the present value of future cash flows based on the interest rate spread between the fixed rate and the floating rate.

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS – *continued*

The carrying values and estimated fair values of the Company's financial instruments were as follows:

(Dollars in thousands)	December 31,			
	2009		2008	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 44,902	$ 44,902	$ 10,423	$ 10,423
Federal funds sold	-	-	-	-
Investment securities available-for-sale	169,463	169,463	166,992	166,992
Nonmarketable equity securities	6,715	6,715	5,261	5,261
Loans and loans held-for-sale	493,321	491,445	429,108	433,665
Accrued interest receivable	4,120	4,120	3,625	3,625
Other assets - interest rate swaps	-	-	83	83
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	$ 232,191	$ 232,191	$ 176,182	$ 176,182
Certificates of deposit	346,101	347,721	308,569	310,175
Repurchase agreements	8,031	8,031	9,172	9,172
Advances from the Federal Home Loan Bank	118,800	120,822	92,000	94,743
Notes Payable	-	-	4,500	4,500
Junior subordinated debentures	6,186	6,186	6,186	6,186
Accrued interest payable	1,444	1,444	2,105	2,105
Other liabilities - interest rate swaps	-	-	83	83
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 53,840	$ N/A	$ 61,918	N/A
Standby letters of credit	1,137	N/A	1,478	N/A

Generally accepted accounting principles require disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting principles establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries and money market funds.
Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

(Dollars in thousands)	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale investment securities	$ 12,192	$ 157,271	-
Mortgage loans held for sale	-	$ 1,669	-
Fair Value Hedge	-	-	-
Total	$ 12,192	$ 158,940	-

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

The Company is predominantly an asset based lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued nonrecurring basis at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs. The aggregate carrying amount of impaired assets at December 31, 2009 was $29,570,000.

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

(Dollars in thousands)	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Nonaccrual loans (includes impaired loans)	$ -	$ 23,138	-
Other real estate owned	-	$ 6,432	-
Total	$ -	$ 29,570	-

NOTE 23 - HCSB FINANCIAL CORPORATION (*PARENT COMPANY ONLY*)

Presented below are the condensed financial statements for HCSB Financial Corporation and Subsidiary (Parent Company Only).

Condensed Balance Sheets

(Dollars in thousands)	December 31, 2009	December 31, 2008
Assets		
Cash	$ 375	$ 52
Investment in banking subsidiary	50,517	43,811
Investment in trust	186	186
Nonmarketable equity securities	25	25
Other assets	162	1,080
Total assets	**$ 51,265**	**$ 45,154**
Liabilities and shareholders' equity		
Interest payable-notes payable	$ -	$ 6
Interest payable-junior subordinated debentures	7	12
Notes payable	-	4,500
Junior subordinated debentures	6,186	6,186
Total liabilities	6,193	10,704
Shareholders' equity	45,072	34,450
Total liabilities and shareholder's equity	**$ 51,265**	**$ 45,154**

NOTE 23 - HCSB FINANCIAL CORPORATION *(PARENT COMPANY ONLY)*

Condensed Statements of Income

(Dollars in thousands)	Years ended December 31, 2009	2008
Income		
Dividends from banking subsidiary	$ -	$ 372
Dividend from trust preferred securities	6	11
Other Income	-	-
	6	383
Expenses		
Interest expense on notes payable	31	53
Interest expense on junior subordinated debentures	209	348
Other expenses	161	158
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(395)	(176)
Income tax benefit	66	207
Equity in undistributed earnings of banking subsidiary	(1,019)	2,213
Net income (loss)	**$ (1,348)**	**$ 2,244**

Condensed Statements of Cash Flows

(Dollars in thousands)	Years ended December 31, 2009	2008
Cash flows from operating activities:		
Net income	$ (1,348)	$ 2,244
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of banking subsidiary	1,019	(2,213)
Increase in other assets	918	(213)
Decrease in other liabilities	(11)	(2)
Dividends paid on preferred stock	(446)	-
Stock compensation expense	147	147
Net cash used by operating activities	279	(37)
Cash flows from investing activities:		
Proceeds from sale of land and building	-	-
Net cash provided (used) from investing activities	-	-
Cash flows from financing activities:		
Net increase in preferred stock	12,828	-
Increase (decrease) in notes payable	(4,500)	4,500
Capital contribution to the Bank	(8,265)	(4,400)
Cash paid for fractional shares	(19)	(27)
Net cash provided (used) by financing activities	44	73
Increase (decrease) in cash	323	36
Cash and cash equivalents, beginning of year	52	16
Cash and cash equivalents, end of year	$ 375	$ 52

BOARD OF DIRECTORS

Michael S. Addy	President, Addy's Harbor Dodge, Inc.
Johnny C. Allen	Retired, Horry County Treasurer
D. Singleton Bailey	President, Loris Drug Store, Inc.
Franklin C. Blanton	President, Blanton Supplies, Inc. President, Blanton Supplies of Little River, Inc.
Clay D. Brittain, III	Attorney, Thompson & Henry, P.A.
Rachel B. Broadhurst	President, Century 21 – Broadhurst & Associates, Inc.
Russell R. Burgess, Jr.	Owner, Aladdin Realty Company Owner and Broker-In-Charge Burgess Realty & Appraisal Service
James R. Clarkson	President and CEO HCSB Financial Corporation and Horry County State Bank
J. Lavelle Coleman	Retired, Tabor City Oil, Inc.
Larry G. Floyd	Retired, Floyd's Insulation, Inc. & Cherry Grove Sales, Inc.
Boyd R. Ford, Jr.	Retired, Ford's Fuel Service, Inc. & Ford's Propane Gas, Inc.
Tommie W. Grainger	President, Coastal Timber Co., Inc.
Gwyn G. McCutchen	Dentist
T. Freddie Moore	Retired, Gateway Drug Store, Inc.
Carroll D. Padgett, Jr.	Attorney, Carroll D. Padgett, Jr., P.A.

OFFICERS OF THE BOARD OF DIRECTORS

Tommie W. Grainger
Chairman

Michael S. Addy
Vice Chairman

James R. Clarkson
President and CEO

D. Singleton Bailey
Secretary

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

HORRY COUNTY STATE BANK CORPORATE OFFICERS

James R. Clarkson, President/CEO
Glenn R. Bullard, Senior Executive Vice President
Jerry J. Cox, Jr., Executive Vice President/Inland Region
Denise Floyd, Senior Vice President/Personnel Officer
Margaret H. Fowler, Senior Vice President/Operations Officer
Edward L. Loehr, Jr., Senior Vice President/CFO
Ron L. Paige, Executive Vice President/Myrtle Beach Region
Douglas E. Shaffer, Executive Vice President/North Strand Region

HORRY COUNTY STATE BANK BRANCHES AND ATM LOCATIONS

Broad Street, Loris Office*
5009 Broad Street
Loris, SC 29569
843-756-6333

Mt. Olive Office*
5264 Hwy. 9
Green Sea, SC 29545
843-392-6333

Little River Office*
3187 Hwy. 9 E.
Little River, SC 29566
843-399-9523

Highway 501 Office*
1627-A Church Street (Hwy. 501)
Conway, SC 29526
843-248-8250

Downtown Conway Office*
1300 2nd Avenue
Conway, SC 29526
843-488-5510

Windy Hill Office*
4400 Hwy. 17 South
N. Myrtle Beach, SC 29582
843-663-5600

Socastee Office*
4600 Hwy. 17 Bypass S.
Myrtle Beach, SC 29577
843-293-7595

Myrtle Beach Office*
1701 N. Oak Street
Myrtle Beach, SC 29577
843-839-9339

Tabor City Office*
3210 Hwy. 701 Bypass
Loris, SC 29569
910-653-3222

Homewood Office*
3201 Hwy. 701 North
Conway, SC 29526
843-369-4272

Meeting Street, Loris Office
4011 Meeting Street
Loris, SC 29569
843-756-7168

Carolina Forest Office*
273 Carolina Forest Blvd.
Myrtle Beach, SC 29579
843-903-3223

Ocean Drive Office*
609 Highway 17 South
North Myrtle Beach, SC 29582
843-663-1396

Covenant Towers Office
5001 Little River Road
Myrtle Beach, SC 29577
843-449-2484

NOTES

NOTES